FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February

HSBC Holdings plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X              Form 40-F

25 February 2026
HSBC Holdings plc 2025 results

Georges Elhedery, Group CEO, said:
"2025 was a year of decisive action and swift execution, which is reflected in our strong performance. Each of our four businesses performed well and we have strong momentum across the bank. That is why we are raising our ambition and targeting a 17% RoTE or better, excluding notable items, in each year from 2026 to 2028. We are also targeting year-on-year revenue growth over the same period on the same basis, rising to 5% in 2028. We are becoming a simple, more agile, focused bank, one that moves with the speed our customers need to navigate the modern world. We are delivering growth, investing for growth and we are executing our strategy with discipline and precision. That gives us confidence in our ability to continue delivering for our shareholders."

2025 financial performance (vs 2024)

-         Reported profit before tax decreased by $2.4bn to $29.9bn, mainly due to a $4.9bn year-on-year net adverse impact from notable items. Profit after tax decreased by $1.9bn to $23.1bn.
-         In 2025, notable items included dilution and impairment losses of $2.1bn related to our associate Bank of Communications Co., Limited ('BoCom'), reserve recycling losses of $1.5bn following the completion of the sale of our French retained portfolio of home and certain other loans, legal provisions of $1.4bn and restructuring and other related costs associated with our organisational simplification of $1.0bn. In 2024, notable items included net losses relating to our disposals in Canada and Argentina of $1.4bn.
-         Constant currency profit before tax excluding notable items increased by $2.4bn to $36.6bn, from a strong performance in Wealth in our International Wealth and Premier Banking ('IWPB') and Hong Kong businesses, and from Wholesale Transaction Banking in our Corporate and Institutional Banking ('CIB') business. This was partly offset by a rise in expected credit losses and other credit impairment charges ('ECL') and an increase in operating expenses due to planned investment and inflation.
-         RoTE in 2025 was 13.3%, compared with 14.6% in 2024. Excluding notable items, RoTE in 2025 was 17.2%, a rise of 1.6 percentage points compared with 2024.
-         Revenue of $68.3bn increased by $2.4bn or 4% compared with 2024. The increase was primarily due to fee and other income growth in Wealth from Investment Distribution and Insurance, and in Wholesale Transaction Banking, particularly in Foreign Exchange in CIB. This was partly offset by the year-on-year impact of notable items, mainly relating to business disposals and a dilution loss related to BoCom.
   Constant currency revenue excluding notable items rose by $3.4bn to $71.0bn.
-         Net interest income ('NII') of $34.8bn was $2.1bn higher than 2024 reflecting the benefit of the reinvestment of our structural hedge at higher yields, deposit balance growth and higher NII in Markets Treasury. In addition, the increase included the non-recurrence of a $0.2bn loss in 2024 on the early redemption of legacy securities. This was partly offset by the adverse year-on-year impact  of $1.6bn from business disposals in Argentina and Canada, and margin compression on our deposits. The growth in NII of $2.1bn also reflected a benefit from lower funding costs associated with the trading book of $1.7bn. Banking net interest income ('banking NII'), which excludes these funding costs, increased by $0.3bn to $44.1bn.
-         Net interest margin ('NIM') of 1.59% was 3 basis points ('bps') higher, reflecting the reinvestment of our structural hedge at higher yields.
-         ECL were $3.9bn, an increase of $0.4bn compared with 2024, including charges in both periods related to the commercial real estate ('CRE') sectors in Hong Kong and mainland China. In 2025, the charge in this sector in Hong Kong of $0.7bn (2024: $0.1bn) reflected higher allowances for new defaulted exposures, the impact of an over-supply of non-residential properties that has put continued downward pressure on rental and capital values, and updates to our models used for ECL calculations. The 2025 charge in the mainland China CRE sector was $0.2bn (2024: $0.4bn). ECL were 39 bps of average gross loans, including loans and advances classified as held for sale.
-         Operating expenses increased by $3.4bn or 10% to $36.4bn. The increase primarily reflected notable items in 2025 of $3.0bn, including legal provisions of $1.4bn, restructuring and other related costs associated with our organisational simplification of $1.0bn, and $0.5bn related to disposals, wind-downs, acquisitions and related costs.
-         Cost growth also reflected planned spend and investment in technology, higher performance-related pay and the impacts of inflation, partly offset by reductions related to our business disposals and the benefits of our organisational simplification.
-         Target basis operating expenses rose by 3%, in line with our cost growth target. This increase primarily reflected higher planned spend and investment in technology, higher performance-related pay and the impact of inflation, partly offset by the benefits of our organisational simplification.
-         Customer lending balances rose by $57.7bn including favourable foreign currency translation differences. On a constant currency basis, lending balances rose by $17.6bn, mainly in our UK business reflecting growth in mortgage and commercial customer lending.
-         Customer accounts rose by $131.9bn, including favourable foreign currency translation differences. On a constant currency basis, customer accounts increased by $67.6bn with growth in all our businesses, particularly our Hong Kong business segment.
-         Common equity tier 1 ('CET1') capital ratio remained at 14.9%. This reflected an increase in risk-weighted assets ('RWAs'), which was offset by an increase in CET1 capital through capital generation net of distributions. The increase in RWAs was mainly driven by foreign currency translation differences and asset size movements.
-         The Board has approved a fourth interim dividend of $0.45 per share, resulting in a total of $0.75 per share in respect of 2025.

4Q25 financial performance (vs 4Q24)

-         Reported profit before tax up $4.5bn to $6.8bn. The increase included a $3.3bn year-on-year net favourable impact from notable items, primarily due to the non-recurrence of the recycling of foreign currency losses and other reserves of $5.2bn recognised following the completion of sale of our business in Argentina in 4Q24, partly offset by reserve recycling losses of $1.5bn following the completion of the sale of our French retained portfolio of home and certain other loans in 4Q25. The increase also included growth in banking NII and lower ECL. Reported profit after tax up $4.6bn to $5.2bn.
-         Revenue of $16.4bn increased by $4.8bn or 42%, including a $3.6bn year-on-year impact from notable items from the disposals mentioned above. The increase in revenue also reflected growth in banking NII, as well as higher fee and other income from Wealth. Constant currency revenue excluding notable items increased by $1.0bn to $17.7bn.
-         ECL down $0.5bn to $0.9bn, primarily reflecting lower ECL on wholesale exposures, in particular as 4Q24 included stage 3 charges relating to the CRE sector in mainland China of $0.2bn and a charge in CIB relating to a single UK corporate exposure.
-         Operating expenses increased by $0.7bn or 8% to $9.3bn. The increase reflected notable items, including an increase in restructuring and other related costs associated with our organisation simplification of $0.2bn. The increase also reflected higher planned spend and investment in technology, higher performance-related pay and the impact of inflation, partly offset by the benefits of our organisational simplification.

Outlook

Group financial targets
-         We are targeting a RoTE of 17% or better for 2026, 2027 and 2028, excluding notable items. Our revised target reflects momentum in our earnings and the positive progress we are making in our strategic execution.
-         We are targeting year-on-year growth in revenue from 2026 to 2028, rising to 5% growth in 2028 compared with 2027 excluding notable items and on a constant currency basis.
-         We maintain our dividend payout ratio target basis of 50% in 2026, 2027 and 2028. Our target basis payout ratio is calculated as a percentage of earnings per share ('EPS') excluding material notable items and related impacts.

In respect of 2026:
-         We expect banking NII of at least $45bn, based on our current expectations for policy rates.
-         We expect ECL charges as a percentage of average gross loans to be around 40bps in 2026 (including held for sale loan balances). Over the medium term, we retain our planning range of 30-40bps.
-         We retain our commitment to Group-wide cost discipline. We are targeting growth in target basis operating expenses of approximately 1% compared with 2025.
-         Our target basis operating expenses measure excludes notable items and includes the impact of simplification-related saves associated with our announced reorganisation.
-         We intend to continue to manage the CET1 capital ratio within our medium-term target range of 14%-14.5%. Capital may fall below our target range during January 2026 owing to the privatisation of Hang Seng Bank, which had a net CET1 capital impact of 110bps in January 2026 (based on our CET1 capital ratio as at 31 December 2025). This included a day one impact of around 120bps on CET1, partly offset by a release of around 10bps of incremental hedging-related structural foreign exchange RWAs.
-         We expect to restore our CET1 capital ratio within our target range through a combination of organic capital generation and not initiating any further buy-backs until CET1 capital is back within, or above, this range. A decision to recommence buy-backs will be subject to our normal buy-back considerations and process on a quarterly basis.

  ‹– Our targets and expectations reflect our current outlook for the global macroeconomic environment and market-dependent factors, such as market-implied interest rates (as of end January 2026) and rates of foreign exchange, as well as customer behaviour and activity levels.
  ‹– We do not reconcile our forward guidance on RoTE excluding notable items, constant currency revenue excluding notable items, target basis operating expenses, dividend payout ratio target basis or banking NII to their equivalent reported measures.
 ‹– See pages 93 to 94 of the Annual Report and Accounts 2025 for a further explanation of RoTE excluding notable items, constant currency revenue excluding notable items, banking NII, target basis operating expenses and dividend payout ratio target basis. For further information on our CET1 ratio, see page 158 of the Annual Report and Accounts 2025.

Key financial metrics
	For the year ended
Reported results	2025	2024	2023
Profit before tax ($m)	29,907	32,309	30,348
Profit after tax ($m)	23,131	24,999	24,559
Net operating income before change in expected credit losses and other credit impairment charges (‘revenue’) ($m)	68,274	65,854	66,058
Cost efficiency ratio (%)	53.4	50.2	48.5
Net interest margin (%)	1.59	1.56	1.66
Basic earnings per share ($)	1.21	1.25	1.15
Diluted earnings per share ($)	1.20	1.24	1.14
Dividend per ordinary share (in respect of the period) ($)1	0.75	0.87	0.61
Dividend payout ratio (%)2	50	50	50

Alternative performance measures
Constant currency profit before tax ($m)	29,907	32,384	29,802
Constant currency revenue ($m)	68,274	66,009	65,040
Constant currency banking net interest income ($m)	44,084	43,550	42,515
Constant currency cost efficiency ratio (%)	53.4	50.2	48.7
Constant currency profit before tax excluding notable items ($m)	36,617	34,181	32,841
Constant currency revenue excluding notable items ($m)	71,020	67,591	64,835
Constant currency profit before tax excluding notable items and strategic transactions ($m)	36,617	33,768	N/A
Constant currency revenue excluding notable items and strategic transactions ($m)	71,020	66,377	N/A
Expected credit losses and other credit impairment charges (annualised) as a % of average gross loans and advances to customers, including held for sale (%)	0.39	0.34	0.31
Basic earnings per share excluding material notable items and related impacts ($)	1.51	1.31	1.22
Return on average ordinary shareholders’ equity (annualised) (%)	12.3	13.6	13.6
Return on average tangible equity (annualised) (%)	13.3	14.6	14.6
Return on average tangible equity excluding notable items (annualised) (%)	17.2	15.6	16.0
Target basis operating expenses ($m)	33,464	32,478	N/A

	At 31 Dec
Balance sheet	2025	2024	2023
Total assets ($m)	3,233,034	3,017,048	3,038,677
Net loans and advances to customers ($m)	988,399	930,658	938,535
Constant currency net loans and advances to customers ($m)	988,399	970,778	955,706
Customer accounts ($m)	1,786,828	1,654,955	1,611,647
Constant currency customer accounts ($m)	1,786,828	1,719,240	1,641,000
Average interest-earning assets, year to date ($m)	2,190,078	2,099,285	2,161,746
Loans and advances to customers as % of customer accounts (%)	55.3	56.2	58.2
Total shareholders’ equity ($m)	198,225	184,973	185,329
Tangible ordinary shareholders’ equity ($m)	165,153	154,295	155,710
Net asset value per ordinary share at period end ($)	10.36	9.26	8.82
Tangible net asset value per ordinary share at period end ($)	9.64	8.61	8.19

Capital, leverage and liquidity
Common equity tier 1 capital ratio (%)3,4	14.9	14.9	14.8
Risk-weighted assets ($m)3,4	888,647	838,254	854,114
Total capital ratio (%)3,4	20.5	20.6	20.0
Leverage ratio (%)3,4	5.3	5.6	5.6
High-quality liquid assets (liquidity value) ($m)4,5	702,123	649,210	647,505
Liquidity coverage ratio (%)4,5	137	138	136
Net stable funding ratio (%)4,5	143	143	138

Share count
Period end basic number of $0.50 ordinary shares outstanding, after deducting own shares held (millions)	17,140	17,918	19,006
Period end basic number of $0.50 ordinary shares outstanding and dilutive potential ordinary shares, after deducting own shares held (millions)	17,276	18,062	19,135
Average basic number of $0.50 ordinary shares outstanding, after deducting own shares held (millions)	17,427	18,357	19,478

‹– For reconciliation and analysis of our reported results on a constant currency basis, including lists of notable items, see page 76 of the Annual Report and Accounts 2025. Definitions and calculations of other alternative performance measures are included in 'Reconciliation of alternative performance measures' on page 92 of the Annual Report and Accounts
    2025.

1 In 2024, dividend per share includes the special dividend of $0.21 per ordinary share arising from the proceeds of the sale of our banking business in Canada to Royal Bank of Canada.
2 Our dividend payout ratio is adjusted for material notable items and related impacts, including all associated income statement impacts relating to those items.
3 Regulatory capital ratios and requirements are based on the transitional arrangements of the Capital Requirements Regulation in force at the time. Effective 1 January 2025, the IFRS 9 transitional arrangements came to an end, followed by the end of the CRR II grandfathering provisions on 28 June 2025.
4 Regulatory numbers and ratios are as presented at the date of reporting. Small changes may exist between these numbers and ratios and those submitted in regulatory filings. Where differences are significant, we may restate in subsequent periods.
5 The liquidity coverage ratio is based on the average value of the preceding 12 months. The net stable funding ratio is based on the average value of four preceding quarters.

Group Chairman's shareholder letter

It is with great pride that I have begun my tenure as Group Chairman of HSBC. I am truly privileged to serve such a remarkable institution, working alongside exceptionally talented colleagues.

Our 161-year history is firmly rooted in the objective set by HSBC's founders - to establish a bank in Hong Kong and Shanghai that would facilitate local and international trade.

By not losing sight of that foundational objective and by remaining true to our purpose and values, we have focused on what matters most - our customers - moving forward together through these most complex of times.

Building on that forward momentum, the Board and I will continue to closely partner with our highly capable CEO, Georges Elhedery, and his management team who are accelerating the execution of our strategy, with discipline and confidence.

A Modern HSBC: Simple and More Agile
A key catalyst for achieving that acceleration was the introduction in January 2025 of our new organisational structure centred on our four businesses: Hong Kong, the UK, Corporate and Institutional Banking, and International Wealth and Premier Banking.

By halving the number of operating businesses and significantly streamlining the new Operating Committee of the Group, we embarked on a journey to become a simple and more agile organisation; a modern institution that reflects its cherished legacy, while embracing technological advances as a core enabler of future growth, competitiveness, and, ultimately, customer aspirations.

Today, HSBC is clear on its core strengths, investing to further develop our competitive advantages and deliver sustainable growth, with an entirely attainable ambition to be the most trusted bank globally, putting customers at the heart of everything we do.

Global Context
Global growth in 2025 was stronger than expected, as the tariff-related headwinds were offset by the significant momentum generated by AI capital expenditure and trade growth, and by the support provided by the ever-resilient US consumer.

The global geopolitical context was marked by continued uncertainty. The war in Ukraine, which has entered its fifth year, and conflicts in the Middle East and elsewhere, continue to have significant human consequences.

In parallel, the changing approach to global trade relations has increased economic uncertainty. But as the resilience of global trade growth demonstrates, the inter-connectedness of the global economy, underpinned by growing trade flows, is compelling.

Faced with the re-configuration of the globalised world, HSBC is optimally positioned to help our customers capture the meaningful opportunities that are driving the global economy forward, across geographies and throughout our unique global network. Our strong financial performance and material returns in 2025 point to that dynamic, along with our focused approach to implementing our strategic priorities.

2025 Performance
In 2025, we delivered reported profit before tax of $29.9bn. Our return on average tangible equity was 13.3%, or 17.2% excluding the impact of notable items.

We delivered material returns for our shareholders. The Board approved a fourth quarterly dividend of $0.45 per share, bringing the total dividend announced for 2025 to $0.75 per share. In addition, we announced two share buy-backs in respect of 2025 worth a total of $6bn.

Dividends paid in 2025, together with a more than 49% increase in the share price, delivered a total shareholder return for the year of more than 57%.

With our realigned structure providing a decisive impetus, we achieved broad-based profit generation through geographic and business diversification. Our performance reflects that, as does our ability to invest for growth, while continuing to optimise cost and capital allocation. Indeed, we are keeping to our committed objective of delivering $1.5bn of organisational simplification savings and expect to have taken the relevant actions to achieve it by the end of June 2026, which is six months earlier than planned.

Against this backdrop, we believe that the privatisation of Hang Seng Bank is a milestone development that brings together two seminal institutions that have served Hong Kong - a home market for the Group - for generations. We are absolutely committed to building on that valued legacy. While respecting Hang Seng's heritage and retaining its brand and distinct customer proposition, we will continue to invest and build on the complementary strengths of our businesses, to the benefit of our valued customers and the communities that we serve.

Sustainability
Our ambition remains to become a net zero bank by 2050. Supporting our customers is core to our strategy - financing their transition is both critical to them and aligned to our net zero ambition.

In November 2025, we published our updated Net Zero Transition Plan, setting out our commercially-grounded sustainability strategy, which reflects the realities of an evolving global transition. We also set out our updated interim financed emissions targets, metrics and associated policies, seeking to remain science-aligned and compatible with our own net zero ambition.

We believe that supporting our customers' transition is one of the most significant roles we can play in the global transition to net zero. We aim to provide and facilitate between $750bn and $1tn of sustainable finance and investment by 2030. In 2025, we provided and facilitated $102bn in sustainable finance and investment, bringing our cumulative total to $495.6bn since January 2020. This puts us on track to meet our target by 2030.

Leadership and Board Changes
As I begin my first full year as Group Chairman, I want to acknowledge and pay tribute to Sir Mark Tucker's remarkable leadership and exemplary commitment to the Group.

Over a period of eight years, Mark helped steer HSBC through a number of unprecedented challenges - a global pandemic, decades-high inflation and profound shifts in the trade and geopolitical landscape - leaving the Group more profitable, resilient, and strongly positioned for accelerated growth. I am very grateful to him for the trusted partnership, friendship, and his support in ensuring a smooth handover.

We also announced the appointment of Wei Sun Christianson as an independent non-executive Director, with effect from 1 January 2026. Wei brings extensive banking and regulatory experience gained over a 30-year international career, including as Co-CEO of Asia Pacific at Morgan Stanley.

Ann Godbehere will be stepping down as a Director of the Company and retire from the Board at our 2026 AGM. I want to thank Ann for her considerable contributions to the HSBC Board.

In October, we announced the appointment of Angela McEntee as Group Company Secretary with effect from 1 January 2026.

In 2025, the Board held meetings in Hong Kong, India, and London. These were invaluable opportunities to meet with valued clients, government representatives, regulators and colleagues.

We also had productive engagements with our shareholders on important Group-related issues at our Annual General Meeting in London and at the Informal Meeting of our Hong Kong Shareholders.

Year Ahead
We expect the global economy to expand in 2026. Despite significant policy uncertainty, global trade is also set to grow, supported by the expansion of new trade corridors and the boom in AI hardware demand. Inflation should continue drifting downward, although with divergence across markets. Somewhat uneven growth across industries and geographies could contribute to periodic financial volatility.

In China, a stronger policy push should anchor its growth, and we expect it to broadly maintain its expansion pace of recent years, as structural reforms start to gain traction. As part of its continued economic transformation, the emphasis will be on strengthening domestic demand - particularly consumption, but also investment. Services consumption will benefit from government policy priorities, as will technology development. Hong Kong will continue to benefit as the super-connector between mainland China and the rest of the world. Buoyant markets and improvements in consumption are expected to support its growth this year.

Elsewhere in Asia, robust consumption and rising exports generated impressive growth in a number of markets, in ASEAN in particular. That combination is expected to continue in 2026. In India, domestic demand will likely be the main driver of growth, reflecting robust consumption, as well as ongoing government infrastructure investment.

Economic diversification continues in the Middle East, with deep capital reserves being deployed into significant investments in infrastructure, technology, and human capital. The Asia-Middle East trade, investment, and travel corridor continues to grow.

Europe's economy will be supported by fiscal expansion, particularly in Germany, coupled with lower effective interest rates and steady consumption growth. We see euro area growth maintaining its recent pace over the next year. In the UK, greater fiscal headroom should give markets and businesses more confidence. Lower expected inflation and interest rates should provide a tailwind for consumption growth.

The US should be a key driver of global growth, reaping the benefits of sizeable investments in AI, tax cuts and incentives, as well as substantial deregulation.

Our Colleagues
I will end where I began, by recognising and wholeheartedly thanking our HSBC colleagues. They are the ones who deliver for our customers, day in and day out, with excellence, dedication, and respect.

They are the backbone of the Group, embodying our high-performance culture. Their commitment to our customers and to maintaining and further strengthening the relationships we have built with them is what set us apart in 2025 and what will help us thrive going forward, to the benefit of our shareholders.

Brendan Nelson
Group Chairman
25 February 2026

Group CEO's shareholder letter

Dear fellow shareholders,
In previous letters I set out a clear agenda to unlock HSBC's full potential. 2025 marked a year of decisive action and swift execution. We are performing, transforming and investing for growth as demand for globally-connected financial services increases, especially in the world's fastest-growing regions.

We have aligned our structure with our strategy and strengthened our four complementary businesses. We are becoming a simple, more agile, focused bank built for a fast-changing world. One that stays true to our strong foundations and hallmark financial strength yet moves with the speed our customers need to navigate the modern world.

The dynamic market environment shows why our global network, deep local expertise built over generations and financial strength set us apart. It also shows why our customers continue to turn to us as their reliable and trusted financial partner.

New targets: 2026-2028
Last February, we set out a three-year target of a mid-teens return on average tangible equity ('RoTE') in each of the three years from 2025 to 2027, excluding notable items. We made clear progress against this target in 2025. That is why we are now raising our ambition and targeting 17% RoTE or better in each year from 2026 to 2028, excluding notable items. We are also targeting year-on-year revenue growth over the same period rising to 5% in 2028 compared with 2027, excluding notable items. We maintain our dividend payout ratio target basis of 50% in 2026, 2027 and 2028. Our target basis payout ratio is calculated as a percentage of EPS, excluding material notable items and related impacts.

Strong performance
On a reported basis, profit before tax of $29.9bn fell 7% year-on-year due to the impact of notable items. These included dilution and impairment losses of $2.1bn related to BoCom, legal provisions of $1.4bn and $1.0bn of restructuring and other related costs associated with our organisational simplification. On this basis, we delivered a RoTE of 13.3%.

Excluding notable items, our RoTE was 17.2% achieving our 'mid-teens, or better' target. Our revenue increased 5% year-on-year to $71bn and our profit before tax grew 7% to $36.6bn, excluding notable items on a constant currency basis. Our common equity tier 1 ('CET1') capital ratio was 14.9%, reflecting our long-standing financial strength.

We maintained tight cost discipline, managing target basis cost growth to around 3%, thereby achieving our target. This strong performance enabled us to announce a total ordinary dividend per share for 2025 of $0.75, or $12.9bn, an increase of 14% on the prior year. In addition, we completed $6bn of share buy-backs taking total returns to $18.9bn.

Momentum
Our four businesses are built on customer trust and performed well. Revenue and deposits grew in each and all four delivered RoTE of mid-teens, or better, excluding notable items. We saw growth accelerate in areas of core strength and we are actively investing in modern technology to enhance innovation, productivity and customer experience.

Turning to business-line performance on a year-on-year and constant currency basis, our market-leading Hong Kong business generated revenue of $15.9bn, or 6% growth. Our deposit base grew by 7% to more than $540bn, helping us maintain our number one position in Hong Kong with market share of 25%. Our UK business delivered revenue of $12.9bn, an increase of 5%, supported by robust balance sheet growth with customer loans increasing by 6% to more than $300bn. CIB increased revenue by 3% to $27.6bn, and we generated $13.1bn of fee and other income, which was 7% higher than the prior year.

In 2025, we facilitated around $900bn in trade, which is comparable to the economic output of a G20 economy. This represents the equivalent of around $2.5bn of goods and services moving through our global network every single day. This scale, which gives access to 86% of world trade flows, is why we were voted in a survey of 13,000 corporates as Euromoney's 'World's Best Trade Finance Bank' for the ninth consecutive year. Across our network we processed around $500tn of payment transactions in 130 currencies, equivalent to almost $1bn every minute. That is why 30,000 customers surveyed by Euromoney voted HSBC the number one payments bank in products, services and technology.

In IWPB, revenue was $14.5bn, an increase of 5%. Wealth fee and other income across all our businesses was $9.4bn, up 24%. At 31 December 2025, bank-wide Wealth balances were $2.1tn, of which more than $1tn was booked in Asia, reflecting our position as the leading wealth manager in Asia and the Middle East. Given the importance of managing customer deposits as well as their invested assets, we are changing our wealth disclosures. In 2026, we will replace Invested assets (2025: $1.5tn) with a new calculation of Wealth balances. The new disclosure adds our wealth customers' deposits of $608bn and removes $580bn of Asset Management third-party distribution assets. On this new basis, Wealth balances in 2025 were $1.6tn.

In 2025, we were pleased to update our Net Zero Transition Plan, which reaffirms our ambition to become a net zero bank by 2050 and emphasises the importance of supporting our customers in their transitions.

Discipline
We expect to have taken action to deliver our $1.5bn organisational simplification saves by the first half of 2026, six months ahead of plan. The initiative is designed to make HSBC simple and more agile with an immaterial revenue impact. Cost efficiency is one of the key benefits, clearer accountability and greater collaboration are others. The saves will be taken straight to the bottom line.

We have reviewed our portfolio against our strategic priorities and are moving at pace to exit non-strategic or low-returning activities. This initiative is expected to release $1.5bn of incremental investment capacity, which we are actively reallocating to areas of competitive strength where we can generate accretive returns. In 2025, we announced 11 exits, of which three have fully completed. These are in addition to the two transactions we announced in 2024.

Taken together, the completed and announced exits will generate $0.7bn in annualised cost savings and exits in active execution, including activities under strategic review, are expected to generate a further $0.6bn.

Following the privatisation of Hang Seng Bank, reported cost synergies across HSBC and Hang Seng Bank will release $0.3bn, which we will direct towards growth opportunities in Hong Kong. To reflect this, we are increasing our medium-term cost reallocation commitment from $1.5bn to $1.8bn.

Investing for growth
Our $13.7bn privatisation of Hang Seng Bank brings together 255 years of history and heritage, combining global reach and local depth. It allows us to scale capabilities across both banks for all customers. Hong Kong is a dynamic economy, a top three global financial centre and a thriving trade gateway. It is a super-connector between mainland China and the world. It is also poised to become the world's leading cross-border wealth hub by 2029. The privatisation of Hang Seng Bank reflects our confidence and conviction in Hong Kong's future growth.

In our home markets, we are expanding the number of Wealth Centres and enhancing our wealth capabilities. In Hong Kong we opened five new state-of-the-art Wealth Centres. They provide a space where our Private Banking and Premier customers can meet our wealth specialists to plan, invest and manage their long-term financial future. In the UK, our flagship Wealth Centre launched in Mayfair, London, and we opened a second in Leeds, a major regional wealth hub.

Also in the UK, investment in our Business Banking coverage model is generating results. We are growing customer numbers, lowering attrition rates and seeing greater advocacy.

In IWPB we opened a further 20 new Wealth Centres focusing on Asia and the Middle East, excluding those in markets under strategic review. These are in many of the world's fastest-growing wealth economies, such as mainland China, Singapore and the UAE. We became the world's first global asset manager to establish an onshore platform in the UAE, offering retail and institutional investors access to 10 new funds. We refreshed our Premier proposition for affluent customers in four markets and it is now live in seven.

In CIB, we are using digital innovation to serve customers faster. Our tokenised deposits now offer next-generation real time payments across our network. They are available in Hong Kong, Singapore, the UK and Luxembourg. Other markets will follow in 2026. With mobile-first consumers changing customer payment choices, we are changing digital wallet collection capabilities. Our Digital Merchant Services solution allows omnichannel payments, making e-commerce easier and more efficient for retailers. It is currently available in Hong Kong, India and Singapore, with six more markets launching in 2026.

We are also reengineering HSBC while focusing on resilience and risk management. We are modernising the bank through AI and automation to enhance customer experience, increase productivity and boost efficiency. We have more than 100 GenAI active use cases and are increasing AI partnerships to accelerate adoption of cutting-edge technologies. More than 31,000 of our engineers now use an AI-enabled coding assistant and our HSBC Productivity Suite tool is available to around 85% of our colleagues to help summarise, analyse and translate documents.

High performance culture
A clear strategy sets our direction. A strong culture is what turns it into results. This is why we are investing to build a high-performance culture. First, we refreshed our ambition: 'To be the most trusted bank globally, putting customers at the heart of everything we do'.

Second, we launched six new Leadership Principles and How We Lead, our new Group-wide leadership framework. All our senior leaders, and the broader Managing Director cohort, have now attended a two-day How We Lead event and 86% surveyed believe it is creating a positive cultural change. In 2026, we will roll it out to our broader people leaders globally. In the spirit of our Leadership Principle that 'great leaders build better leaders', more than 150 of our senior leaders will facilitate a How We Lead event in 2026.

Our people
I would like to thank Sir Mark Tucker for his exceptional leadership over the last eight years and congratulate Brendan Nelson on his appointment as Group Chairman. I look forward to continue working with Brendan as we pursue our clear agenda to unlock HSBC's full potential.

I would also like to take this opportunity to thank all my colleagues for their many valuable contributions to our results. It is a privilege to work with such talented people. Their dedication, commitment and passion to deliver for our customers truly differentiates HSBC and is key to delivering sustainable long-term growth for you, our shareholders.

Georges Elhedery
Group CEO
25 February 2026

Distribution of results by business segments1

Constant currency profit/(loss) before tax
	Year ended 31 Dec
	2025		2024
	$m	%	$m	%
Hong Kong	9,576	32.0	9,129	28.2
UK	6,705	22.4	6,823	21.1
Corporate and Institutional Banking	11,386	38.1	11,283	34.8
International Wealth and Premier Banking	4,367	14.6	3,969	12.3
Corporate Centre	(2,127)	(7.1)	1,180	3.6
Profit before tax	29,907	100.0	32,384	100.0

1 Effective from 1 January 2025, the Group's operating segments comprise four new businesses: Hong Kong, UK, Corporate and Institutional Banking ('CIB') and International Wealth and Premier Banking ('IWPB'), along with Corporate Centre. All segmental comparative data has been re-presented on this basis.

Distribution of results by legal entity

Reported profit/(loss) before tax
	Year ended 31 Dec
	2025		2024
	$m	%	$m	%
HSBC UK Bank plc	7,409	24.8	7,213	22.2
HSBC Bank plc	(224)	(0.7)	2,645	8.2
The Hongkong and Shanghai Banking Corporation Limited	19,588	65.5	20,470	63.4
HSBC Bank Middle East Limited	1,090	3.6	1,114	3.4
HSBC North America Holdings Inc.	1,198	4.0	832	2.6
HSBC Bank Canada	-	-	186	0.6
Grupo Financiero HSBC, S.A. de C.V.	649	2.2	730	2.3
Other trading entities1	1,798	6.0	1,829	5.7
Holding companies, shared service centres and intra-group eliminations	(1,601)	(5.4)	(2,710)	(8.4)
Profit before tax	29,907	100.0	32,309	100.0

1 Other trading entities includes the results of entities located in Türkiye, Egypt and Saudi Arabia (including our share of the results of Saudi Awwal Bank) which do not consolidate into HSBC Bank Middle East Limited.

HSBC constant currency profit before tax and balance sheet data
	2025
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Net operating income/(expense) before change in expected credit losses and other impairment charges1	15,878	12,938	27,637	14,520	(2,699)	68,274
- external	10,157	13,856	39,098	12,458	(7,295)	68,274
- inter-segment	5,721	(918)	(11,461)	2,062	4,596	-
of which: net interest income/(expense)2	12,082	11,096	14,532	7,397	(10,313)	34,794
Change in expected credit losses and other credit impairment charges	(1,476)	(696)	(696)	(892)	(90)	(3,850)
Net operating income/(expense)	14,402	12,242	26,941	13,628	(2,789)	64,424
Total operating expenses	(4,826)	(5,537)	(15,556)	(9,285)	(1,224)	(36,428)
Operating profit/(loss)	9,576	6,705	11,385	4,343	(4,013)	27,996
Share of profit in associates and joint ventures less impairment3	-	-	1	24	1,886	1,911
Constant currency profit before tax	9,576	6,705	11,386	4,367	(2,127)	29,907
	%	%	%	%	%	%
Share of HSBC's constant currency profit before tax	32.0	22.4	38.1	14.6	(7.1)	100.0
Constant currency cost efficiency ratio	30.4	42.8	56.3	63.9	(45.4)	53.4
Constant currency balance sheet data	$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)	229,491	303,698	305,022	150,047	141	988,399
Interests in associates and joint ventures	-	-	83	522	28,972	29,577
Total external assets	437,933	451,492	1,793,162	416,332	134,115	3,233,034
Customer accounts	543,381	364,323	597,719	281,058	347	1,786,828
Constant currency risk-weighted assets4	139,628	152,973	408,687	89,876	97,483	888,647

	2024
Net operating income/(expense) before change in expected credit losses and other credit impairment charges	15,047	12,342	26,772	13,817	(1,969)	66,009
- external	9,704	13,060	39,012	11,175	(6,942)	66,009
- inter-segment	5,343	(718)	(12,240)	2,642	4,973	-
of which: net interest income/(expense)2	11,997	10,355	14,519	8,081	(12,497)	32,455
Change in expected credit losses and other credit impairment charges	(1,077)	(415)	(878)	(993)	(29)	(3,392)
Net operating income/(expense)	13,970	11,927	25,894	12,824	(1,998)	62,617
Total operating expenses	(4,841)	(5,104)	(14,612)	(8,900)	311	(33,146)
Operating profit/(loss)	9,129	6,823	11,282	3,924	(1,687)	29,471
Share of profit/(loss) in associates and joint ventures	-	-	1	45	2,867	2,913
Constant currency profit/(loss) before tax	9,129	6,823	11,283	3,969	1,180	32,384
	%	%	%	%	%	%
Share of HSBC's constant currency profit before tax	28.2	21.1	34.8	12.3	3.6	100.0
Constant currency cost efficiency ratio	32.2	41.4	54.6	64.4	15.8	50.2
Constant currency balance sheet data	$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)	235,053	285,778	297,877	144,027	8,043	970,778
Interests in associates and joint ventures	-	-	132	557	29,039	29,728
Total external assets	433,588	432,683	1,729,531	414,734	129,265	3,139,801
Customer accounts	506,557	352,833	587,926	271,588	336	1,719,240
Constant currency risk-weighted assets4	143,777	142,763	400,687	89,739	88,518	865,484

1 Includes a loss of $1.1bn inclusive of reserves recycling as a result of the dilution of our shareholding in BoCom. See Note 18 on pages 319 to 322 of the Annual Report and Accounts 2025.
2 Includes $9.7bn (2024: $11.4bn) of interest expense in Corporate Centre for the internal cost to fund our Markets Treasury function.
3 Includes an impairment loss of $1.0bn recognised in respect of the Group's investment in BoCom. See Note 18 on pages 319 to 322 of the Annual Report and Accounts 2025.
4 Constant currency risk-weighted assets are calculated using reported risk-weighted assets adjusted for the effects of currency translation differences.

Consolidated income statement
for the year ended 31 December 2025
	2025	2024
	$m	$m
Net interest income	34,794	32,733
- interest income1,2	97,872	108,631
- interest expense3	(63,078)	(75,898)
Net fee income	13,343	12,301
- fee income	17,608	16,266
- fee expense	(4,265)	(3,965)
Net income from financial instruments held for trading or managed on a fair value basis4	19,682	21,116
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	11,175	5,901
Insurance finance expense	(11,197)	(5,978)
Insurance service result	1,825	1,310
- insurance service revenue	3,228	2,752
- insurance service expense	(1,403)	(1,442)
Losses recognised on sale of business operations5	(47)	(1,752)
Other operating income/(expense)6,7	(1,301)	223
Net operating income before change in expected credit losses and other credit impairment charges8	68,274	65,854
Change in expected credit losses and other credit impairment charges	(3,850)	(3,414)
Net operating income	64,424	62,440
Employee compensation and benefits	(19,553)	(18,465)
General and administrative expenses	(11,959)	(10,498)
Depreciation and impairment of property, plant and equipment and right-of-use assets9	(1,971)	(1,845)
Amortisation and impairment of intangible assets	(2,945)	(2,235)
Total operating expenses	(36,428)	(33,043)
Operating profit	27,996	29,397
Share of profit in associates and joint ventures	2,911	2,912
Impairment of interest in associate7	(1,000)	-
Profit before tax	29,907	32,309
Tax expense	(6,776)	(7,310)
Profit for the year	23,131	24,999
Attributable to:
- ordinary shareholders of the parent company	21,102	22,917
- other equity holders	1,183	1,062
- non-controlling interests	846	1,020
Profit for the year	23,131	24,999
	$	$
Basic earnings per ordinary share	1.21	1.25
Diluted earnings per ordinary share	1.20	1.24

1 Includes $83.3bn (2024: $93.4bn) of interest recognised on financial assets measured at amortised cost and $14.5bn (2024: $15.3bn) of interest recognised on financial assets measured at fair value through other comprehensive income. In 2024, it also includes a net $0.2bn loss related to the early redemption of legacy securities.
2 Interest income is calculated using the effective interest method and comprises interest recognised on financial assets measured at either amortised cost or fair value through other comprehensive income.
3 Interest expense includes $60.1bn (2024: $72.6bn) of interest on financial instruments, excluding interest on debt instruments issued by HSBC for funding purposes that are designated under the fair value option to reduce an accounting mismatch and on derivatives managed in conjunction with those debt instruments included in interest expense.
4 In 2025, the amounts include a $0.1bn (2024: $0.1bn gain) mark-to-market gain on interest rate hedging of the portfolio of retained loans post sale of our retail banking operations in France and a $0.1bn fair value loss on Grupo Financiero Galicia's ('Galicia') American Depositary Receipts ('ADRs') received as purchase consideration from the sale of our business in Argentina. In 2024, the amounts include a $0.3bn gain on the foreign exchange hedging of the proceeds from the sale of our banking business in Canada.
5 In 2024, the amount includes a $1.0bn loss on disposal and a $5.2bn loss on the recycling in foreign currency translation reserve losses and other reserves arising on sale of our business in Argentina. This was partly offset by a gain of $4.6bn, inclusive of the recycling of $0.6bn in foreign currency translation reserve losses and $0.4bn of other reserves losses but excluding the $0.3bn gain on the foreign exchange hedging (see footnote 4 above) on the sale of our banking business in Canada.
6 Includes a loss on net monetary positions of $0.2bn (2024: $1.2bn) as a result of applying IAS 29 'Financial Reporting in Hyperinflationary Economies'.
7 In 2025, the amounts include recycling of cumulative fair value losses of $1.5bn relating to the French retained portfolio of home and certain other loans following the completion of its sale to a consortium comprising Rothesay Life plc and CCF and a loss of $1.1bn inclusive of reserves recycling as a result of the dilution of our shareholding in BoCom. We have also recognised a $1.0bn impairment loss following an impairment test on the carrying value of the Group's investment in BoCom in 'Impairment of interest in associate'. See Note 18 on pages 319 to 322 of the Annual Report and Accounts 2025.
8 Also referred to as revenue.
9 Includes depreciation of the right-of-use assets of $0.7bn (2024: $0.7bn).

Consolidated statement of comprehensive income
for the year ended 31 December 2025
	2025	2024
	$m	$m
Profit for the year	23,131	24,999
Other comprehensive income/(expense)
Items that will be reclassified subsequently to profit or loss when specific conditions are met:
Debt instruments at fair value through other comprehensive income	3,036	163
- fair value gains/(losses)	1,525	41
- fair value losses/(gains) transferred to the income statement on disposal	1,328	69
- expected credit (recoveries)/losses recognised in the income statement	(19)	(6)
- disposal of subsidiary	745	85
- income taxes	(543)	(26)
Cash flow hedges	1,773	(52)
- fair value gains/(losses)	749	(282)
- fair value (gains)/losses reclassified to the income statement	1,611	(135)
- disposal of subsidiary	-	262
- income taxes	(587)	103
Share of other comprehensive income/(expense) of associates and joint ventures	54	462
- share for the year	110	462
- fair value gains transferred to the income statement on disposal	-	-
- other comprehensive income reclassified to the income statement on disposal of interest in an associate	(56)	-
Net finance income/(expenses) from insurance contracts	(682)	(142)
- net finance expenses	7	(191)
- disposal of subsidiary	(687)	-
- income taxes	(2)	49
Exchange differences	6,771	833
- foreign exchange losses reclassified to the income statement on disposal or dilution of a foreign operation	208	5,816
- other exchange differences	6,563	(4,983)
Items that will not be reclassified subsequently to profit or loss:
Fair value gains on property revaluation	14	5
- fair value gains	14	5
- income taxes	-	-
Remeasurement of defined benefit asset/(liability)	(184)	(228)
- before income taxes	(190)	(342)
- income taxes	6	114
Changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	(479)	(439)
- before income taxes	(642)	(579)
- income taxes	163	140
Equity instruments designated at fair value through other comprehensive income	98	99
- fair value gains/(losses)	127	141
- income taxes	(29)	(42)
Effects of hyperinflation	140	1,239
Other comprehensive income/(expense) for the year, net of tax	10,541	1,940
Total comprehensive income/(expense) for the year	33,672	26,939
Attributable to:
- ordinary shareholders of the parent company	31,478	24,833
- other equity holders	1,183	1,062
- non-controlling interests	1,011	1,044
Total comprehensive income/(expense) for the year	33,672	26,939

Consolidated balance sheet
at 31 December 2025
	At
	31 Dec 2025	31 Dec 2024
	$m	$m
Assets
Cash and balances at central banks	242,859	267,674
Hong Kong Government certificates of indebtedness	44,063	42,293
Trading assets	366,153	314,842
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	133,063	115,769
Derivatives	237,740	268,637
Loans and advances to banks	108,462	102,039
Loans and advances to customers	988,399	930,658
Reverse repurchase agreements - non-trading	298,392	252,549
Financial investments	567,211	493,166
Assets held for sale	11,115	27,234
Prepayments, accrued income and other assets	184,794	152,740
Current tax assets	864	1,313
Interests in associates and joint ventures	29,577	28,909
Goodwill and intangible assets	13,107	12,384
Deferred tax assets	7,235	6,841
Total assets	3,233,034	3,017,048
Liabilities
Hong Kong currency notes in circulation	44,063	42,293
Deposits by banks	97,952	73,997
Customer accounts	1,786,828	1,654,955
Repurchase agreements - non-trading	204,974	180,880
Trading liabilities	72,122	65,982
Financial liabilities designated at fair value	158,456	138,727
Derivatives	237,854	264,448
Debt securities in issue	99,675	105,785
Liabilities of disposal groups held for sale	23,382	29,011
Accruals, deferred income and other liabilities	142,123	130,340
Current tax liabilities	3,037	1,729
Insurance contract liabilities	122,955	107,629
Provisions	3,441	1,724
Deferred tax liabilities	2,100	1,317
Subordinated liabilities	28,406	25,958
Total liabilities	3,027,368	2,824,775
Equity
Called up share capital	8,588	8,973
Share premium account	111	14,810
Other equity instruments	20,716	19,070
Other reserves	(795)	(10,282)
Retained earnings	169,605	152,402
Total shareholders' equity	198,225	184,973
Non-controlling interests	7,441	7,300
Total equity	205,666	192,273
Total liabilities and equity	3,233,034	3,017,048

Consolidated statement of changes in equity
for the year ended 31 December 2025
			Other reserves
	Called up share capital and share premium	Other equity instru-ments	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger and other reserves	Insurance finance reserve1	Retained earnings	Total share- holders' equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2025	23,783	19,070	(3,246)	(1,079)	(32,887)	26,328	602	152,402	184,973	7,300	192,273
Profit for the year	-	-	-	-	-	-	-	22,285	22,285	846	23,131
Other comprehensive income (net of tax)	-	-	2,926	1,649	6,863	14	(602)	(474)	10,376	165	10,541
- debt instruments at fair value through other comprehensive income2	-	-	2,267	-	-	-	-	-	2,267	24	2,291
- equity instruments designated at fair value through other comprehensive income	-	-	84	-	-	-	-	-	84	14	98
- cash flow hedges	-	-	-	1,700	-	-	-	-	1,700	73	1,773
- changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	-	-	-	-	-	-	-	(479)	(479)	-	(479)
- property revaluation	-	-	-	-	-	14	-	-	14	-	14
- remeasurement of defined benefit asset/liability	-	-	-	-	-	-	-	(189)	(189)	5	(184)
- share of other comprehensive income of associates and joint ventures	-	-	-	-	-	-	-	110	110	-	110
- effects of hyperinflation	-	-	-	-	-	-	-	140	140	-	140
- foreign exchange reclassified to income statement on disposal or dilution of a foreign operation3	-	-	-	-	208	-	-	-	208	-	208
- other reserves reclassified to income statement on disposal or dilution of a foreign operation4	-	-	745	-	-	-	(687)	(56)	2	-	2
- insurance finance income/(expense) recognised in other comprehensive income	-	-	-	-	-	-	5	-	5	-	5
- exchange differences	-	-	(170)	(51)	6,655	-	80	-	6,514	49	6,563
Total comprehensive income for the year	-	-	2,926	1,649	6,863	14	(602)	21,811	32,661	1,011	33,672
Shares issued under employee remuneration and share plans	116	-	-	-	-	-	-	(116)	-	-	-
Share premium reclassification to retained earnings5	(14,810)	-	-	-	-	-	-	14,810	-	-	-
Capital redemption reserves reclassification to retained earnings5	-	-	-	-	-	(1,755)	-	1,755	-	-	-
Capital securities issued6	-	4,096	-	-	-	-	-	-	4,096	-	4,096
Dividends to shareholders	-	-	-	-	-	-	-	(12,764)	(12,764)	(718)	(13,482)
Redemption of securities7	-	(2,450)	-	-	-	-	-	-	(2,450)	-	(2,450)
Cost of share-based payment arrangements	-	-	-	-	-	-	-	621	621	-	621
Transfers	-	-	-	-	-	-	-	-	-	-	-
Share buy-back9	-	-	-	-	-	-	-	(8,039)	(8,039)	-	(8,039)
Cancellation of shares	(390)	-	-	-	-	390	-	-	-	-	-
Other movements10	-	-	1	-	-	1	-	(875)	(873)	(152)	(1,025)
At 31 Dec 2025	8,699	20,716	(319)	570	(26,024)	24,978	-	169,605	198,225	7,441	205,666

Consolidated statement of changes in equity (continued)
for the year ended 31 December 2024
			Other reserves
	Called up share capital and share premium	Other equity instru-ments	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger and other reserves	Insurance finance reserve1	Retained earnings	Total share- holders' equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2024	24,369	17,719	(3,507)	(1,033)	(33,753)	28,601	785	152,148	185,329	7,281	192,610
Profit for the year	-	-	-	-	-	-	-	23,979	23,979	1,020	24,999
Other comprehensive income (net of tax)	-	-	259	(46)	863	5	(183)	1,018	1,916	24	1,940
- debt instruments at fair value through other comprehensive income	-	-	62	-	-	-	-	-	62	16	78
- equity instruments designated at fair value through other comprehensive income	-	-	75	-	-	-	-	-	75	24	99
- cash flow hedges	-	-	-	(312)	-	-	-	-	(312)	(2)	(314)
- changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	-	-	-	-	-	-	-	(439)	(439)	-	(439)
- property revaluation	-	-	-	-	-	5	-	-	5	-	5
- remeasurement of defined benefit asset/liability	-	-	-	-	-	-	-	(244)	(244)	16	(228)
- share of other comprehensive income of associates and joint ventures	-	-	-	-	-	-	-	462	462	-	462
- effects of hyperinflation	-	-	-	-	-	-	-	1,239	1,239	-	1,239
- foreign exchange reclassified to income statement on disposal or dilution of a foreign operation	-	-	-	-	5,816	-	-	-	5,816	-	5,816
- other reserves reclassified to income statement on disposal or dilution of a foreign operation	-	-	85	262	-	-	-	-	347	-	347
- insurance finance income/(expense) recognised in other comprehensive income	-	-	-	-	-	-	(142)	-	(142)	-	(142)
- exchange differences	-	-	37	4	(4,953)	-	(41)	-	(4,953)	(30)	(4,983)
Total comprehensive income for the year	-	-	259	(46)	863	5	(183)	24,997	25,895	1,044	26,939
Shares issued under employee remuneration and share plans	77	-	-	-	-	-	-	(77)	-	-	-
Share premium reclassification to retained earnings	-	-	-	-	-	-	-	-	-	-	-
Capital redemption reserves reclassification to retained earnings	-	-	-	-	-	-	-	-	-	-	-
Capital securities issued	-	3,601	-	-	-	-	-	-	3,601	-	3,601
Dividends to shareholders	-	-	-	-	-	-	-	(16,410)	(16,410)	(690)	(17,100)
Redemption of securities	-	(2,250)	-	-	-	-	-	-	(2,250)	-	(2,250)
Transfers8	-	-	-	-	-	(2,945)	-	2,945	-	-	-
Cost of share-based payment arrangements	-	-	-	-	-	-	-	529	529	-	529
Share buy-back	-	-	-	-	-	-	-	(11,043)	(11,043)	-	(11,043)
Cancellation of shares	(663)	-	-	-	-	663	-	-	-	-	-
Other movements	-	-	2	-	3	4	-	(687)	(678)	(335)	(1,013)
At 31 Dec 2024	23,783	19,070	(3,246)	(1,079)	(32,887)	26,328	602	152,402	184,973	7,300	192,273

1 The insurance finance reserve reflects the impact of the adoption of the other comprehensive income option for our insurance business in France. Underlying assets supporting these contracts are measured at fair value through other comprehensive income. Under this option, only the amount that matches income or expenses recognised in profit or loss on underlying items is included in finance income or expenses, resulting in the elimination of income statement accounting mismatches. The remaining amount of finance income or expenses for these insurance contracts is recognised in other comprehensive income ('OCI'). At 31 December 2025, the entire balance was reclassified to income statement following completion of the sale of the insurance business in France.
2 Includes recycling of fair value losses of $1.5bn following completion of the sale of our retail banking operations in France.
3 Includes the recycling of a $0.2bn foreign currency translation reserves loss as a result of the dilution of our shareholding in BoCom.
4 Includes insurance finance income reclassification of $0.7bn and $0.7bn fair value losses reclassification following completion of the sale of our insurance business in France.
5 On 24 June 2025, the High Court of Justice in England and Wales confirmed the cancellation of $14.8bn standing to the credit of the HSBC Holdings' share premium account and $1.8bn standing to the credit of its capital redemption reserve, following approval at HSBC Holdings' Annual General Meeting held on 2 May 2025 (the 'Capital Reduction'). The
   Court Order confirming the Capital Reduction was registered by the Registrar of Companies on 10 July 2025, resulting in a combined total of $16.6bn being reclassified to retained earnings with no impact on total equity.
6 HSBC Holdings issued $1.5bn 6.950% contingent convertible securities in February 2025, SGD0.8bn 5.000% contingent convertible securities in March 2025 and $2.0bn 7.050% contingent convertible securities in June 2025. All instruments were recorded net of issuance costs.
7 In March 2025, HSBC Holdings redeemed its $2.45bn 6.375% contingent convertible securities.
8 At 31 December 2024, an impairment of $11.4bn of HSBC Overseas Holdings (UK) Limited was recognised, resulting in a permitted transfer of $2.9bn from the remaining historical associated merger reserve to retained earnings.
9 HSBC Holdings announced the following share buy-backs during the year: a share buy-back of up to $2.0bn in February 2025, which was completed in April 2025; a share buy-back of up to $3.0bn in May 2025, which was completed in July 2025 and a share buy-back of up to $3.0bn in July 2025, which was completed in October 2025.
10 Includes $1.1bn (2024: $0.5bn) of shares bought by HSBC Holdings Employee Benefit Trust to satisfy obligation to deliver shares under employee share plans.

Consolidated statement of cash flows
for the year ended 31 December 2025
	2025	2024
	$m	$m
Profit before tax	29,907	32,309
Adjustments for non-cash items:
Depreciation, amortisation and impairment	4,916	4,080
Net loss from investing activities	2,614	180
Share of profit in associates and joint ventures	(2,911)	(2,912)
Impairment of interest in associate	1,000	-
(Gain)/loss on acquisition/disposal of subsidiaries, businesses, associates and joint ventures	93	1,704
Change in expected credit losses gross of recoveries and other credit impairment charges	4,170	3,674
Provisions including pensions	2,103	299
Share-based payment expense	621	529
Other non-cash items included in profit before tax	(4,690)	(5,290)
Elimination of exchange differences1	(34,682)	26,734
Changes in operating assets and liabilities
Change in net trading securities and derivatives	(38,630)	(41,385)
Change in loans and advances to banks and customers	(74,071)	7,275
Change in reverse repurchase agreements - non-trading	(32,342)	(4,227)
Change in financial assets designated and otherwise mandatorily measured at fair value	(23,393)	(20,662)
Change in other assets	(38,389)	7,685
Change in deposits by banks and customer accounts	168,907	44,237
Change in repurchase agreements - non-trading	24,094	8,700
Change in debt securities in issue	(5,613)	11,942
Change in financial liabilities designated at fair value	46,129	(2,248)
Change in other liabilities	4,098	(1,603)
Dividends received from associates	1,040	1,062
Contributions paid to defined benefit plans	(147)	(167)
Tax paid	(5,058)	(6,611)
Net cash from operating activities	29,766	65,305
Purchase of financial investments	(502,391)	(523,454)
Proceeds from the sale and maturity of financial investments2	470,309	453,502
Net cash flows from the purchase and sale of property, plant and equipment	(1,447)	(1,344)
Net cash flows from disposal of loan portfolio and customer accounts	-	-
Net investment in intangible assets	(3,214)	(2,542)
Net cash inflow on acquisition/disposal of subsidiaries, businesses, associates and joint ventures3	1,126	9,891
Net cash outflow on acquisition/disposal of subsidiaries, businesses, associates and joint ventures4	(1,451)	(12,617)
Net cash from investing activities	(37,068)	(76,564)
Issue of ordinary share capital and other equity instruments	4,096	3,602
Share buy-back	(9,091)	(11,348)
Net purchases of own shares for market-making and investment purposes	(1,123)	(541)
Net cash flow from change in stake of subsidiaries	(154)	-
Redemption of preference shares and other equity instruments	(2,450)	(3,433)
Subordinated loan capital issued	3,834	4,361
Subordinated loan capital repaid5	(3,591)	(2,000)
Dividends paid to shareholders of the parent company and non-controlling interests	(13,482)	(17,100)
Net cash from financing activities	(21,961)	(26,459)
Net decrease in cash and cash equivalents	(29,263)	(37,718)
Cash and cash equivalents at 1 Jan	434,940	490,933
Exchange differences in respect of cash and cash equivalents	27,210	(18,275)
Cash and cash equivalents at 31 Dec6	432,887	434,940

Cash and cash equivalents comprise:
- cash and balances at central banks	242,859	267,674
- loans and advances to banks of one month or less9	74,404	69,803
- reverse repurchase agreements with banks of one month or less	71,790	58,290
- treasury bills, other bills and certificates of deposit less than three months8	41,232	27,307
- cash collateral, net settlement accounts and items in course of collection from/transmission to other banks	2,214	9,827
- cash and cash equivalents held for sale7	387	2,039
Cash and cash equivalents at 31 Dec6	432,887	434,940

Interest received was $99.6bn (2024: $110.1bn), interest paid was $68.8bn (2024: $81.7bn) and dividends received (excluding dividends received from associates, which are presented separately above) were $2.7bn (2024: $2.8bn).

1 Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.
2 This includes $5.8bn from the sale of our retained portfolio of home and certain other loans in France.
3 In 2025, this includes $1.0bn from the sale of our French life insurance business, and in 2024 this includes $9.3bn from the sale of our banking business in Canada.
4 In 2025, this includes $1bn from sale of our private banking business in Germany and $0.4bn from sale of our retail banking operations in Bahrain and in 2024, this includes $10.6bn from the sale of our retail banking operations in France and $1.8bn from the sale of our business in Argentina
5 Subordinated liabilities changes during the year are attributable to repayments of $(3.6)bn (2024: $(2.0)bn) of securities. Non-cash changes during the year included foreign exchange gains/losses of $1.4bn gain (2024: $1.6bn gain) and fair value gains/losses of $0.7bn gain (2024: $1.0bn gain).
6 At 31 December 2025, $66.6bn (2024: $50.4bn) was not available for use by HSBC due to a range of restrictions, including currency exchange. This includes $9.6bn (2024: Nil) segregated for Hang Seng Bank privatisation funding purposes. Refer to Note 37 of the Annual Report and Accounts 2025 for more details.
7 Includes $0.3bn (2024: $1.9bn) of cash and balances at central banks and $0.04bn (2024: $0.1bn) of loans and advances to banks of one month or less. There is nil balance in 2025 for reverse repurchase agreements with banks of one month or less (2024: nil) and cash collateral, net settlement accounts and items in course of collection from/transmission to other banks (2024: nil).
8 The amount in this line is included in the 'Financial investments' and 'Financial assets designated and otherwise mandatorily measured at fair value through profit or loss' line items in the Consolidated balance sheet on page 12.
9 The amount in this line is included in the 'Loans and advances to banks', 'Financial investments' and 'Financial assets designated and otherwise mandatorily measured at fair value through profit or loss' line items in the Consolidated balance sheet on page 12.

1 Basis of preparation and material accounting policies

The basis of preparation and summary of material accounting policies applicable to the consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings can be found in Note 1, or the relevant Note, in the Financial Statements in the Annual Report and Accounts 2025.

(a) Compliance with International Financial Reporting Standards
The consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings comply with UK-adopted international accounting standards and with the requirements of the Companies Act 2006, and have also applied international financial reporting standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union. These financial statements are also prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ('IFRS Accounting Standards'), including interpretations issued by the IFRS Interpretations Committee, as there are no applicable differences from IFRS Accounting Standards for the periods presented. There were no unendorsed standards effective for the year ended 31 December 2025 affecting these consolidated and separate financial statements.

IFRS Accounting Standards adopted during the year ended 31 December 2025

There were no new standards, amendments to standards or interpretations that had an effect on these financial statements. Accounting policies have been applied consistently.

(b) Differences between IFRS Accounting Standards and Hong Kong Financial Reporting Standards
There are no significant differences between IFRS Accounting Standards and Hong Kong Financial Reporting Standards in terms of their application to HSBC, and consequently there would be no significant differences had the financial statements been prepared in accordance with Hong Kong Financial Reporting Standards. The 'Notes on the financial statements', taken together with the 'Report of the Directors' in the Annual Report and Accounts 2025 include the aggregate of all disclosures necessary to satisfy IFRS Accounting Standards and Hong Kong Financial Reporting Standards.

(c) Going concern
The financial statements are prepared on a going concern basis, as the Directors are satisfied that the Group and parent company have the resources to continue in business for the foreseeable future. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions, including future projections of profitability, cash flows, capital requirements and capital resources.
These considerations include stressed scenarios that reflect the uncertainty in the macroeconomic environment, including ongoing supply chain disruptions, uncertain inflation, rapidly changing interest rates, the impact of the Russia-Ukraine war and further conflict or military action in the Middle East, Venezuela or elsewhere; uncertainty around Hong Kong and mainland China's CRE sectors; heightened strategic competition between the US and China, ongoing and potential cross-border investment and trade restrictions, changes to tariff rates, as well as the potential impacts from other top and emerging risks, including climate change, as well as the related impacts on profitability, capital and liquidity.

2 Tax

Tax expense
	2025	2024
	$m	$m
Current tax1	6,978	6,115
- for this year	6,606	5,863
- adjustments in respect of prior periods3	324	31
- Pillar 2 and qualifying domestic top-up taxes	48	221
Deferred tax	(202)	1,195
- origination and reversal of temporary differences	173	1,288
- effect of changes in tax rates	35	(2)
- adjustments in respect of prior periods3	(410)	(91)
Year ended 31 Dec2	6,776	7,310

1 Current tax included Hong Kong profits tax of $2,351m (2024: $1,615m). The Hong Kong tax rate applying to the profits of subsidiaries assessable in Hong Kong was 16.5% (2024: 16.5%).
2 In addition to amounts recorded in the income statement, a tax charge of $136m (2024: credit of $12m) was recorded directly to equity.
3 Adjustments in respect of prior periods includes deferred tax credits in Hong Kong arising on temporary differences between IFRS and the regulatory basis of accounting on which the tax returns are prepared, and in the UK on tax losses, both of which arise from the finalisation of 2024 tax returns and are offset by corresponding charges in current tax.

Tax reconciliation
The tax charged to the income statement differs from the tax charge that would apply if all profits had been taxed at the UK corporation tax rate as follows:
	2025		2024
	$m	%	$m	%
Profit before tax	29,907		32,309
Tax expense
Taxation at UK corporation tax rate of 25.0% (2024: 25.0%, 2023: 23.5%)	7,477	25.0	8,077	25.0
Impact of differently taxed overseas profits in overseas locations	(1,316)	(4.4)	(1,351)	(4.2)
UK banking surcharge	179	0.6	215	0.7
Items increasing tax charge in 2025:
- local taxes and overseas withholding taxes	692	2.3	584	1.8
- movements in unrecognised deferred tax	314	1.0	259	0.7
- fines and provisions for legal settlements	294	1.0	-	-
- impairment of investment in BoCom	250	0.8	-	-
- other permanent disallowables	237	0.8	344	1.0
- dilution loss on the Group's investment in BoCom	128	0.4	-	-
- movements in provisions for uncertain tax positions	118	0.4	38	0.1
- impact of business disposals	100	0.3	-	-
- non-deductible bank levy expense	75	0.3	73	0.2
- impact of global and domestic minimum taxes	48	0.2	221	0.7
- impact of changes in tax rates	35	0.1	6	-
- impact of hyperinflation	32	0.1	327	1.0
- tax impact of sale of HSBC Argentina	-	-	1,536	4.8
Items reducing tax charge in 2025:
- non-taxable income and gains	(970)	(3.2)	(1,079)	(3.3)
- effect of profits in associates and joint ventures	(582)	(1.9)	(456)	(1.4)
- deductions for AT1 coupon payments	(249)	(0.8)	(249)	(0.8)
- adjustments in respect of prior periods	(86)	(0.3)	(46)	(0.1)
- non-taxable gain on disposal of HSBC Canada	-	-	(1,174)	(3.6)
- impact of sale of French retail banking business	-	-	(15)	-
Year ended 31 Dec	6,776	22.7	7,310	22.6

The Group's profits are taxed at different rates depending on the country or territory in which the profits arise. The key applicable tax rates for 2025 include Hong Kong (16.5%), the US (21.0%) and the UK (25.0%). If the Group's profits were taxed at the statutory rates of the countries in which the profits arose, then the tax rate for the year would have been 21.2% (2024: 21.4%).

The effective tax rate for the year of 22.7% was higher than in the previous year (2024: 22.6%). The effective tax rate for the year was increased by 1.2% by the dilution loss and non-deductible impairment of the Group's investment in BoCom, increased by 1.0% by movements in unrecognised deferred tax, primarily relating to French tax losses, and increased by 1.0% by the impact of fines and provisions for legal settlements on which no tax benefit is recorded. The effective tax rate for the year was reduced by 0.3% by adjustments in respect of prior periods, mainly arising from the finalisation of prior year tax returns in India and Hong Kong. The effective tax rate for 2024 was reduced by 3.6% by the non-taxable gain arising on the disposal of HSBC Canada, increased by 4.8% by the non-deductible loss arising on the disposal of HSBC Argentina, increased by 0.7% by movements in unrecognised deferred tax, primarily relating to French tax losses, and increased by 0.7% by the Group's Pillar 2 global minimum tax charge.

The UK adopted the 'Pillar Two' global minimum tax model rules of the OECD's Inclusive Framework on Base Erosion and Profit-Shifting ('BEPS') with effect from 1 January 2024. Many jurisdictions adopted similar rules, as well as domestic minimum tax regimes, from 1 January 2025 and some jurisdictions, such as Bermuda, introduced new or amended corporate income tax regimes effective from that date. These changes have the effect of increasing local overseas tax liabilities in 2025 and reducing the UK top-up tax liability.

Accounting for taxes involves some estimation because tax law is uncertain and its application requires a degree of judgement, which authorities may dispute. Liabilities are recognised based on best estimates of the probable outcome, taking into account external advice where appropriate. Exposures to additional tax liabilities arising from uncertain tax positions were reassessed during 2025, resulting in a charge of $118m to the income statement. We do not expect significant liabilities to arise in excess of the amounts provided. HSBC only recognises current and deferred tax assets where recovery is probable.

Movement of deferred tax assets and liabilities
	Loan impairment provisions	Unused tax losses and tax credits	Financial assets at FVOCI	Cash flow hedges	Retirement obligations	Other	Total
	$m	$m	$m	$m	$m	$m	$m
Assets	1,070	3,864	616	442	-	2,906	8,898
Liabilities	-	-	-	-	(1,767)	(1,607)	(3,374)
At 1 Jan 2025	1,070	3,864	616	442	(1,767)	1,299	5,524
Income statement	11	(466)	226	10	(96)	517	202
Other comprehensive income	-	-	(564)	(587)	6	161	(984)
Foreign exchange and other adjustments	(25)	74	221	23	(100)	200	393
At 31 Dec 2025	1,056	3,472	499	(112)	(1,957)	2,177	5,135
Assets1	1,056	3,472	499	-	-	3,503	8,530
Liabilities1	-	-	-	(112)	(1,957)	(1,326)	(3,395)

Assets	1,158	4,544	876	419		2,933	9,930
Liabilities	-	-	-	-	(1,814)	(1,600)	(3,414)
At 1 Jan 2024	1,158	4,544	876	419	(1,814)	1,333	6,516
Income statement	(74)	(640)	100	-	(85)	(431)	(1,130)
Other comprehensive income	-	-	(49)	84	114	189	338
Foreign exchange and other adjustments	(14)	(40)	(311)	(61)	18	208	(200)
At 31 Dec 2024	1,070	3,864	616	442	(1,767)	1,299	5,524
Assets1	1,070	3,864	616	442	-	2,906	8,898
Liabilities1	-	-	-	-	(1,767)	(1,607)	(3,374)

1 After netting off balances within countries, the balances as disclosed in the accounts are as follows: deferred tax assets of $7,235m (2024: $6,841m) and deferred tax liabilities of $2,100m (2024: $1,317m).

In applying judgement in recognising deferred tax assets, management has assessed all relevant information, including future business profit projections and the track record of meeting forecasts. Management's assessment of the likely availability of future taxable profits against which to recover deferred tax assets is based on the most recent financial forecasts approved by management, which cover a five-year period and are extrapolated where necessary, and takes into consideration the reversal of existing taxable temporary differences and past business performance. When forecasts are extrapolated beyond five years, a number of different scenarios are considered, reflecting different downward risk adjustments, in order to assess the sensitivity of our recognition and measurement conclusions in the context of such longer-term forecasts.

The Group's net deferred tax asset of $5.1bn (2024: $5.5bn) included $1.5bn (2024: $2.6bn) of deferred tax assets relating to the UK, $2.8bn (2024: $3.0bn) of deferred tax assets relating to the US and a net deferred asset of $0.8bn (2024: $0.5bn) in France.

The UK deferred tax asset of $1.5bn excluded a $2.0bn deferred tax liability arising on the UK pension scheme surplus, the reversal of which is not taken into account when estimating future taxable profit due to the level of uncertainty as to the timing and manner of its reversal. The UK deferred tax assets are supported by forecasts of taxable profit, also taking into consideration the history of profitability in the relevant businesses. The majority of the deferred tax asset relates to tax attributes which do not expire and are forecast to be recovered within two years and as such are less sensitive to changes in long-term profit forecasts.

The net US deferred tax asset of $2.8bn included $1.0bn related to US tax losses, of which $0.7bn expire in nine to 12 years. Management expects the US deferred tax asset to be substantially recovered within 13 years, with the majority recovered in the first five years.

The net deferred tax asset in France of $0.8bn included $0.7bn related to tax losses, which are expected to be substantially recovered within  10 years. An additional $0.1bn of deferred tax asset relating to French tax losses was recognised during the year, supported by the business's improved performance and outlook. Unused tax losses with a tax value of $0.3bn have not been recognised due to the absence of convincing evidence regarding the availability of sufficient future taxable profits against which to recover them.

Unrecognised deferred tax

The amount of gross temporary differences, unused tax losses and tax credits for which no deferred tax asset is recognised in the balance sheet was $13.8bn (2024: $11.0bn). This amount included unused US state tax losses of $3.8bn (2024: $3.8bn) which are forecast to expire before they are recovered, unused French tax losses of $1.4bn (2024: $0.7bn) for which there is insufficient evidence of future taxable profits to support recognition, and unused UK tax losses of $3.4bn (2024: $3.5bn), which arose prior to 1 April 2017 and can only be recovered against future taxable profits of HSBC Holdings. No deferred tax was recognised on these losses due to the absence of convincing evidence regarding the availability of sufficient future taxable profits against which to recover them. Deferred tax asset recognition is reassessed at each balance sheet date based on the available evidence. Of the total amounts on which deferred tax was not recognised, $7.6bn (2024: $6.0bn) had no expiry date, $1.3bn (2024: $1.0bn) was scheduled to expire within 10 years and the remaining balance is expected to expire after 10 years.

Deferred tax is not recognised in respect of the Group's investments in subsidiaries and branches where HSBC is able to control the timing of remittance or other realisation and where remittance or realisation is not probable in the foreseeable future. The aggregate temporary differences relating to unrecognised deferred tax liabilities arising on investments in subsidiaries and branches was $15.9bn (2024: $15.2bn) and the corresponding unrecognised deferred tax liability was $0.8bn (2024: $0.7bn).

3 Dividends

Dividends to shareholders of the parent company
	2025		2024
	Per share	Total	Per share	Total
	$	$m	$	$m
Dividends paid on ordinary shares
In respect of previous year:
- second interim dividend	-	-	-	-
- fourth interim dividend	0.36	6,397	0.31	5,872
In respect of current year:
- first interim dividend	0.10	1,750	0.10	1,877
- special dividend	-	-	0.21	3,942
- second interim dividend	0.10	1,717	0.10	1,852
- third interim dividend	0.10	1,717	0.10	1,805
Total	0.66	11,581	0.82	15,348
Total coupons on capital securities classified as equity		1,183		1,062
Dividends to shareholders		12,764		16,410

On 5 January 2026, HSBC paid a coupon on its €1,250m subordinated capital securities, representing a total distribution of €30m ($35m). No liability was recorded on the balance sheet at 31 December 2025 in respect of this coupon payment.

Fourth interim dividend for 2025

On 25 February 2026, the Directors approved a fourth interim dividend in respect of the financial year ended 31 December 2025 of $0.45 per ordinary share (the 'dividend'), an expected distribution of approximately $7.71bn. The dividend will be payable on 30 April 2026 to holders of record on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on 13 March 2026. No liability was recorded in the financial statements in respect of the fourth interim dividend for 2025.

The dividend will be payable in US dollars, or in pounds sterling or Hong Kong dollars at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 20 April 2026. The ordinary shares in London, Hong Kong and Bermuda will be quoted ex-dividend on 12 March 2026. American Depositary Shares ('ADSs') in New York will be quoted ex-dividend on 13 March 2026.

The default currency on the Principal Register in the UK is pounds sterling, and dividends can also be paid in Hong Kong dollars or US dollars, or a combination of these currencies. International shareholders can register to join the Global Dividend Service to receive dividends in their local currencies. Please register and read the terms and conditions at www.investorcentre.co.uk. UK shareholders can also register their pounds sterling bank mandates at www.investorcentre.co.uk.

The default currency on the Hong Kong Overseas Branch Register is Hong Kong dollars, and dividends can also be paid in US dollars or pounds sterling, or a combination of these currencies. Shareholders can arrange for direct credit of Hong Kong dollar cash dividends into their bank account, or arrange to send US dollar or pounds sterling cheques to the credit of their bank account. Shareholders can register for these services at www.investorcentre.com/hk. Shareholders can also download a dividend currency election form from www.hsbc.com/dividends, www.investorcentre.com/hk, or www.hkexnews.hk.

The default currency on the Bermuda Overseas Branch Register is US dollars, and dividends can also be paid in Hong Kong dollars or pounds sterling, or a combination of these currencies. Shareholders can change their dividend currency election by contacting the Bermuda investor relations team. Shareholders can download a dividend currency election form from www.hsbc.com/dividends.

Changes to currency elections must be received by 15 April 2026 to be effective for this dividend.

The dividend will be payable on ADSs, each of which represents five ordinary shares, on 30 April 2026 to holders of record on 13 March 2026. The dividend of $2.25 per ADS will be payable by the depositary in US dollars. Alternatively, the cash dividend may be invested in additional ADSs by participants in the dividend reinvestment plan operated by the depositary. Elections must be received by 10 April 2026.

Any person who has acquired ordinary shares registered on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register but who has not lodged the share transfer with the Principal Registrar in the UK, Hong Kong Overseas Branch Registrar or Bermuda Overseas Branch Registrar should do so before 4.00pm local time on 13 March 2026 in order to receive the dividend.

Ordinary shares may not be removed from or transferred to the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on 13 March 2026. Any person wishing to remove ordinary shares to or from each register must do so before 4.00pm local time on 12 March 2026.
Transfers of ADSs must be lodged with the depositary by 11.00am on 13 March 2026 in order to receive the dividend. ADS holders who receive a cash dividend will be charged a fee, which will be deducted by the depositary, of $0.005 per ADS per cash dividend.

4 Earnings per share

Basic earnings per ordinary share is calculated by dividing the profit attributable to ordinary shareholders of the parent company by the weighted average number of ordinary shares outstanding, after deducting own shares held. Diluted earnings per ordinary share is calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive potential ordinary shares, by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on conversion of dilutive potential ordinary shares.

Basic and diluted earnings per share
	2025			2024
	Profit	Number of shares	Per share	Profit	Number of shares	Per share
	$m	(millions)	$	$m	(millions)	$
Basic1	21,102	17,427	1.21	22,917	18,357	1.25
Effect of dilutive potential ordinary shares		120		128
Diluted1	21,102	17,547	1.20	22,917	18,485	1.24
1 Weighted average number of ordinary shares outstanding (basic) or assuming dilution (diluted) after deducting own shares held.
The number of anti-dilutive employee share options excluded from the weighted average number of dilutive potential ordinary shares was 12 million (2024: Nil).

5 Constant currency balance sheet reconciliation
	At
	31 Dec 2025	31 Dec 2024
	Reported and constant currency	Constant currency	Currency translation	Reported
	$m	$m	$m	$m
Loans and advances to customers (net)	988,399	970,778	40,120	930,658
Interests in associates and joint ventures	29,577	29,728	819	28,909
Total external assets	3,233,034	3,139,801	122,753	3,017,048
Customer accounts	1,786,828	1,719,240	64,285	1,654,955

6 Reported and constant currency results1
	Year ended
	2025	2024
	$m	$m
Revenue2
Reported	68,274	65,854
Currency translation	-	155
Constant currency	68,274	66,009
Change in expected credit losses and other credit impairment charges
Reported	(3,850)	(3,414)
Currency translation	-	22
Constant currency	(3,850)	(3,392)
Operating expenses
Reported	(36,428)	(33,043)
Currency translation	-	(103)
Constant currency	(36,428)	(33,146)
Share of profit in associates and joint ventures less impairment
Reported3	1,911	2,912
Currency translation	-	1
Constant currency	1,911	2,913
Profit before tax
Reported	29,907	32,309
Currency translation	-	75
Constant currency	29,907	32,384

1 In the current period constant currency results are equal to reported as there is no currency translation.
2 Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
3 Amounts in 2025 relate to an impairment loss of $1.0bn recognised in respect of the Group's investment in BoCom. See Note 19 on page 320 of the Annual Report and Accounts 2025.

Notable items
	Year ended
	2025	2024
	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs1,2	(1,642)	(1,343)
Dilution loss of interest in BoCom associate3	(1,104)	-
Early redemption of legacy securities	-	(237)
Operating expenses
Disposals, wind-downs, acquisitions and related costs	(502)	(199)
Restructuring and other related costs4	(1,030)	(34)
Legal provision5	(1,432)	-
Impairment losses of interest in BoCom associate3	(1,000)	-
Tax
Tax credit on notable items	440	108
1 Includes recycling of cumulative fair value losses of $1.5bn relating to the French retained portfolio of home and certain other loans following the completion of its sale to a consortium comprising Rothesay Life plc and CCF.
2 Amounts in 2024 include a $1.0bn loss on disposal and a $5.2bn loss on the recycling in foreign currency translation reserve losses and other reserves arising on sale of our business in Argentina. This was partly offset by a $4.8bn gain on disposal of our banking business in Canada, inclusive of foreign exchange hedging of the sales proceeds and the recycling of reserves losses.
3 Includes a loss of $1.1bn inclusive of reserves recycling as a result of the dilution of our shareholding in BoCom. We have also recognised a $1.0bn impairment loss following an impairment test on the carrying value of the Group's investment in BoCom in 'Impairment losses of interest in BoCom associate'. See Note 18 on pages 319 to 322 of the Annual
   Report and Accounts 2025.
4 Amounts in 2025 include restructuring provisions recognised in 2025. Amounts in 2024 relate to restructuring provisions recognised in 2024 and reversals of restructuring provisions recognised during 2022.
5 Includes a $1.1bn provision in connection with a claim brought by Herald Fund SPC in the Luxembourg District Court, relating to the Bernard L. Madoff Investment Securities LLC fraud and a $0.3bn provision in connection with certain historical trading activities in HSBC Bank plc.

7 Contingent liabilities, contractual commitments and guarantees
	2025	2024
	$m	$m
Guarantees and other contingent liabilities:
- financial guarantees	17,476	16,998
- performance and other guarantees	102,684	92,723
- other contingent liabilities	164	298
At 31 Dec	120,324	110,019
Commitments1:
- documentary credits and short-term trade-related transactions	6,959	7,096
- forward asset purchases and forward deposits placed	84,978	61,017
- standby facilities, credit lines and other commitments to lend	856,700	793,465
At 31 Dec	948,637	861,578

1 Includes $690.8bn of commitments at 31 December 2025 (31 December 2024: $619.4bn), to which the impairment requirements in IFRS 9 are applied.

The preceding table discloses the nominal principal amounts of off-balance sheet liabilities and commitments for the Group, which represent the maximum amounts at risk should the contracts be fully drawn upon and the clients default. As a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the nominal principal amounts is not indicative of future liquidity requirements. The expected credit loss provision relating to guarantees and commitments under IFRS 9 is disclosed in Note 28 of the Annual Report and Accounts 2025.

The majority of the guarantees have a term of less than one year. All guarantees are subject to HSBC's annual credit review process.
Contingent liabilities arising from legal proceedings, regulatory and other matters against Group companies are excluded from this note but are disclosed in Notes 28 and 35 of the Annual Report and Accounts 2025.

Financial Services Compensation Scheme
The Financial Services Compensation Scheme ('FSCS') provides compensation, up to certain limits, to eligible customers of financial services firms that are unable, or likely to be unable, to pay claims against them. The FSCS may impose a further levy on the Group to the extent the industry levies imposed to date are not sufficient to cover the compensation due to customers in any future possible collapse. The ultimate FSCS levy to the industry as a result of a collapse cannot be estimated reliably. It is dependent on various uncertain factors including the potential recovery of assets by the FSCS, changes in the level of protected products (including deposits and investments) and the population of FSCS members at the time.

Associates
HSBC's share of associates' contingent liabilities, contractual commitments and guarantees amounted to $70.9bn at 31 December 2025 (2024: $74.5bn). No matters arose where HSBC was severally liable.

8 Legal proceedings and regulatory matters

HSBC is party to legal proceedings and regulatory matters in a number of jurisdictions arising out of its normal business operations. Apart from the matters described below, HSBC considers that none of these matters are material. The recognition of provisions is determined in accordance with the accounting policies set out in Note 1 of the Annual Report and Accounts 2025. While the outcomes of legal proceedings and regulatory matters are inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of these matters as at 31 December 2025 (see Note 28 of the Annual Report and Accounts 2025). Where an individual provision is material, the fact that a provision has been made is stated and quantified, except to the extent that doing so would be seriously prejudicial. Any provision recognised does not constitute an admission of wrongdoing or legal liability. It is not practicable to provide an aggregate estimate of potential liability for our legal proceedings and regulatory matters as a class of contingent liabilities.

Bernard L. Madoff Investment Securities LLC
Various HSBC companies that provided custodial, administration and similar services to a number of funds whose assets were invested with Bernard L. Madoff Investment Securities LLC ('Madoff Securities') have been named as defendants in lawsuits arising out of Madoff Securities' fraud.

Trustee litigation: The Madoff Securities trustee (the 'Trustee') has brought lawsuits in the US against various HSBC companies and others seeking recovery of alleged transfers from Madoff Securities to the HSBC companies in the amount of $508m (plus interest). In September 2025, the US Bankruptcy Court for the Southern District of New York dismissed all claims against HSBC Private Bank (Suisse) SA in the amount of $292m and certain claims against HSBC Bank USA N.A. ('HSBC Bank USA') in the amount of $32m. The Trustee has appealed. The Trustee's remaining claims, which amount to $184m, are pending.

The Trustee has filed a claim against various HSBC companies in the High Court of England and Wales seeking recovery of alleged transfers from Madoff Securities to the HSBC companies. The claim has not yet been served and the amount claimed has not been specified.

Fairfield Funds litigation: Fairfield Sentry Limited, Fairfield Sigma Limited and Fairfield Lambda Limited (each in liquidation and together, the 'Fairfield Funds') have brought lawsuits in the US against various HSBC companies and others seeking recovery of alleged transfers from the Fairfield Funds to the HSBC companies (that acted as nominees for clients) in the amount of $382m (plus interest). In August 2025, the US Court of Appeals for the Second Circuit confirmed the dismissal of Fairfield Funds' claims against all HSBC companies. Fairfield Funds may appeal.

Herald Fund SPC ('Herald') litigation: HSBC Securities Services Luxembourg ('HSSL') and HSBC Bank plc are defending an action brought by Herald (in liquidation) before the Luxembourg District Court seeking restitution of securities (the amount of which would be determined by further proceedings, if Herald is successful in its claim) and $521m in cash (plus interest) or, alternatively, damages in the amount of $5.6bn (plus interest). Herald's damages claim against HSSL and HSBC Bank plc has been stayed. In December 2024, the Luxembourg Court of Appeal determined that Herald's claims for restitution of securities and cash against HSSL were founded in principle. HSSL appealed this decision and, in October 2025, the Luxembourg Court of Cassation denied HSSL's appeal in respect of Herald's securities restitution claim, but accepted HSSL's appeal in respect of Herald's cash restitution claim, which has been returned to the Luxembourg District Court for determination. HSSL is pursuing a second appeal on the securities restitution claim before the Luxembourg Court of Appeal. Following the Court of Cassation's decision, HSSL has recognised a $1.1bn provision in connection with this matter. Given the pendency of the second appeal and the complexities and uncertainties associated with determining the quantum of restitution, the eventual financial impact could be significantly different.

Alpha Prime Fund Limited ('Alpha Prime') litigation: Various HSBC companies are defending an action brought by Alpha Prime in the Luxembourg District Court seeking restitution of securities and $1bn (plus interest) in supplementary damages or, alternatively, damages in the amount of $3.3bn (plus interest). This matter is currently pending before the Luxembourg District Court.
In November 2024, Alpha Prime served various HSBC companies with a lawsuit filed in the Bermuda Supreme Court seeking damages for unspecified amounts for alleged breach of contract and negligence. This claim is currently stayed.

Senator Fund SPC ('Senator') litigation: HSSL and the Luxembourg branch of HSBC Bank plc are defending an action brought by Senator before the Luxembourg District Court seeking restitution of securities or, alternatively, damages in the amount of $1.4bn (plus interest). This matter is currently pending before the Luxembourg District Court.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.

US Anti-Terrorism Act litigation
Since November 2014, a number of lawsuits have been filed in federal courts in the US against various HSBC companies and others on behalf of plaintiffs who are, or are related to, alleged victims of terrorist attacks in the Middle East. In each case, it is alleged that the defendants aided and abetted the unlawful conduct of various sanctioned parties in violation of the US Anti-Terrorism Act, or provided banking services to customers alleged to have connections to terrorism financing. Six actions, which seek damages for unspecified amounts, remain pending. One of these actions has been dismissed but may be appealed. The other five actions remain at an early procedural stage.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.

US dollar Libor litigation
Various HSBC companies are defending two individual actions which allege that the HSBC defendants violated various US federal and state laws, including antitrust laws, related to the setting of US dollar Libor, and seek damages for unspecified amounts. In September 2025, the US District Court for the Southern District of New York granted the defendants' joint motion for summary judgment and dismissed these actions. The plaintiffs have appealed.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.

Foreign exchange-related investigations and litigation
In December 2016, Brazil's Administrative Council of Economic Defense initiated an investigation into the onshore foreign exchange market and identified a number of banks, including HSBC, as subjects of its investigation. This investigation is ongoing. Lawsuits alleging foreign exchange-related misconduct remain pending against HSBC and other banks in courts in Brazil.

Since 2017, HSBC Bank plc, among other financial institutions, has been defending a complaint filed by the Competition Commission of South Africa before the South African Competition Tribunal for alleged anti-competitive behaviour in the South African foreign exchange market. In 2020, a revised complaint was filed which also named HSBC Bank USA as a defendant. In January 2024, the South African Competition Appeal Court dismissed HSBC Bank USA from the revised complaint but denied HSBC Bank plc's application to dismiss. Both the Competition Commission and HSBC Bank plc have appealed to the Constitutional Court of South Africa.

HSBC Bank plc and HSBC Holdings have reached a settlement with plaintiffs in Israel to resolve a class action filed in the local courts alleging foreign exchange-related misconduct. The settlement, the impact of which is not significant and is fully provisioned, remains subject to court approval.

In February 2024, HSBC Bank plc and HSBC Holdings were joined to an existing claim brought in the UK Competition Appeals Tribunal ('UK CAT') against various other banks alleging historical anti-competitive behaviour in the foreign exchange market and seeking approximately £3bn in damages from all the defendants. In December 2025, the UK Supreme Court upheld an earlier ruling of the UK CAT refusing certification as an opt-out claim. This matter remains pending before the UK CAT.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.

Precious metals fix-related litigation
US litigation: Various HSBC companies and other members of The London Silver Market Fixing Limited are defending a class action pending in the US District Court for the Southern District of New York alleging that, from January 2007 to December 2013, the defendants conspired to manipulate the price of silver and silver derivatives for their collective benefit in violation of US antitrust laws, the US Commodity Exchange Act and New York state law. In May 2023, this action, which seeks damages for unspecified amounts, was dismissed but remains pending on appeal. Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.

Canada litigation: Various HSBC companies and other financial institutions have been defending putative class actions filed in the Ontario and Quebec Superior Courts of Justice alleging that the defendants conspired to manipulate the price of silver, gold and related derivatives in violation of the Canadian Competition Act and common law. These actions each seek CA$1bn in damages plus CA$250m in punitive damages. The HSBC defendants have reached a settlement with the plaintiffs to resolve these matters. The settlement, the impact of which is not significant and is fully provisioned, is subject to court approval.

Tax-related investigations
Since 2023, the French National Financial Prosecutor ('PNF') had been investigating HSBC Continental Europe and the Paris branch of HSBC Bank plc, in connection with alleged tax fraud related to the dividend withholding tax treatment of certain trading activities. In January 2026, HSBC Bank plc reached an agreement with the PNF to resolve its investigation. HSBC Bank plc paid a total of €302m and this matter is now closed. The investigation into HSBC Continental Europe was closed with no further action.

HSBC Bank plc and the German branch of HSBC Continental Europe continue to cooperate with investigations by the German public prosecutor into numerous financial institutions and their employees, in connection with the dividend withholding tax treatment of certain trading activities. Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.

Gilts trading litigation
In June 2023, HSBC Bank plc and HSBC Securities (USA) Inc., among other banks, were named as defendants in a putative class action filed in the US District Court for the Southern District of New York by plaintiffs alleging anti-competitive conduct in the gilts market and seeking damages for unspecified amounts. Certain of the defendants, including HSBC Bank plc and HSBC Securities (USA) Inc., have reached a settlement with the plaintiffs to resolve this matter. The settlement, the impact of which is not significant and has been paid, remains subject to final court approval.

Korean short selling indictment
In March 2024, the Korean Prosecutors' Office issued a criminal indictment against The Hongkong and Shanghai Banking Corporation Limited ('HBAP') and three current and former employees for breaching short selling rules under the Financial Investment Services and Capital Markets Act in connection with trades carried out between August 2021 and December 2021. In September 2025, the Korean appellate court confirmed the acquittal of HBAP of all charges. The Korean Prosecutors' Office has further appealed to the Korean Supreme Court.

Investigations involving HSBC Private Bank (Suisse) SA
Law enforcement authorities in Switzerland and France are conducting criminal investigations into HSBC Private Bank (Suisse) SA in connection with alleged money laundering offences in respect of two historical banking relationships. These investigations are ongoing.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.

First Citizens litigation
In May 2023, First-Citizens Bank & Trust Company ('First Citizens') brought a lawsuit in the US District Court for the Northern District of California against various HSBC companies and seven US-based HSBC employees who had previously worked for Silicon Valley Bank ('SVB'). The lawsuit seeks $1bn in damages and alleges, among other things, that the various HSBC companies conspired with the individual defendants to solicit employees from First Citizens and that the individual defendants took confidential information belonging to SVB and/or First Citizens. In January 2026, First Citizens amended its complaint to add claims purportedly assigned by the Federal Deposit Insurance Corporation ('FDIC'). These include claims concerning the period between SVB's entry into FDIC receivership and First Citizens' purchase of SVB's US assets. First Citizens also seeks to bring certain claims and defendants dismissed by the court in July 2024 back into the litigation. The defendants have filed a motion to dismiss the amended complaint.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.

US mortgage securitisation litigation
Beginning in 2014, a number of lawsuits were filed in various state and federal courts in the US against HSBC Bank USA, as a trustee of more than 280 mortgage securitisation trusts, seeking unspecified damages for losses in collateral value allegedly sustained by the trusts. Nearly all of these lawsuits have either been settled or dismissed; one action remains pending in a New York state court.

HSBC Bank USA and certain of its affiliates are named as defendants in a mortgage loan repurchase action brought by the trustee of a mortgage securitisation trust in New York state court and seeking unspecified damages and specific performance. The plaintiff has appealed the dismissal of this action, and the appeal is pending.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.

Mexican government bond litigation
HSBC Mexico S.A. and other banks are named as defendants in a consolidated putative class action pending in the US District Court for the Southern District of New York alleging anti-competitive conduct related to Mexican government bond transactions between 2010 and 2014 and seeking unspecified damages. In January 2025, the court denied the defendants' motion to dismiss the plaintiffs' third amended complaint, and this action is proceeding.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.

Other regulatory investigations, reviews and litigation
HSBC Holdings and/or certain of its affiliates are also subject to a number of other enquiries and examinations, requests for information, investigations and reviews by various tax authorities, regulators, competition and law enforcement authorities, as well as legal proceedings including litigation, arbitration and other contentious proceedings, in connection with various matters arising out of their businesses and operations.

At the present time, HSBC does not expect the ultimate resolution of any of these matters to be material to the Group's financial position; however, given the uncertainties involved in legal proceedings and regulatory matters, there can be no assurance regarding the eventual outcome of a particular matter or matters.

9 Impairment of interest in associate

The results for the period ended 31 December 2025 included a $1.1bn loss from the dilution of our shareholding and a $1.0bn impairment to the carrying amount of the Group's interest in BoCom.

The Group's interest in BoCom reduced from 19.03% to 16.00% following the completion of a capital issuance by BoCom on 17 June 2025. The dilution of the Group's interest resulted in a pre-tax loss of $1.1bn, recognised in 'Other operating income/(expense)' in the Group's consolidated income statement. The loss is not deductible for tax purposes as a consequence of our shareholding in BoCom being held for long-term investment purposes.

In addition, the Group's impairment test on the carrying amount at 30 June 2025 resulted in an impairment of $1.0bn as the recoverable amount as determined by a value-in-use calculation was lower than the carrying amount. The impairment was recognised within 'Impairment of interest in associate'. Consistent with prior periods, our value-in-use ('VIU') calculation uses both historical experience and market participant views to estimate future cash flows, relevant discount rates and associated capital assumptions. No further impairment (or reversal) was required for the period from 1 July 2025 to 31 December 2025 based on results of the quarterly impairment tests performed.

The impacts of the capital issuance have been incorporated in both the carrying amount and the VIU. The VIU assumptions incorporate updated expectations, taking into account both the impact of the capital issuance on BoCom's financial position, and the latest macroeconomic, policy and industry factors in mainland China.

We remain strategically committed to mainland China and continue our valued, strategic partnership with BoCom.

‹– For further details, see Note 18: Interests in associates and joint ventures on page 319 of our Annual Report and Accounts 2025.

10 Events after the balance sheet date

On 8 January 2026, the proposal to privatise Hang Seng Bank Limited ('Hang Seng Bank') through a scheme of arrangement was approved by Hang Seng Bank shareholders. On approval, a financial liability was recognised in the Group's consolidated financial statements for the present value of the proposed HK$106bn ($13.7bn) purchase consideration. A corresponding adjustment to equity, net of derecognising the non-controlling interest, which stood at $7.0bn as at 31 December 2025, was also recognised. On 26 January 2026, the scheme of arrangement became effective and Hang Seng Bank was subsequently delisted from The Stock Exchange of Hong Kong Limited on 27 January 2026. To demonstrate funding availability for the proposal, securities of HK$129.3bn ($16.6bn) were segregated and reported as encumbered on the balance sheet as at 31 December 2025. These assets were designated to demonstrate that sufficient resources were available at all times to settle the acquisition consideration and to provide a buffer against potential mark-to-market movements. The transaction was settled on 4 February 2026. At that point, all payment obligations under the scheme of arrangement were met, and the segregation of assets ceased.

On 30 January 2026, HSBC Bank plc completed the sale of its UK life insurance entity, HSBC Life (UK) Limited, to Chesnara plc. Prior to completion, as at 31 December 2025, the balances that were classified as held for sale were $6.6bn in assets and $6.4bn in liabilities. For the year ended 31 December 2025, we recognised a loss on disposal of $0.1bn. In the first quarter of 2026, we will recycle foreign currency translation reserves to the income statement. These stood at a cumulative $0.2bn loss as at 31 December 2025.
A fourth interim dividend for 2025 of $0.45 per ordinary share (a distribution of approximately $7.71bn) was approved by the Directors after 31 December 2025. On 11 February 2026, HSBC Holdings called $1,000m 4.000% perpetual subordinated contingent convertible securities, which are expected to be redeemed and cancelled on 9 March 2026. The accounts were approved by the Board of Directors on 25 February 2026 and authorised for issue.

11 Capital structure

Capital ratios
	At 31 Dec
	2025	2024
	%	%
Transitional basis
Common equity tier 1 ratio	14.9	14.9
Tier 1 ratio	17.3	17.2
Total capital ratio	20.5	20.6

End point basis
Common equity tier 1 ratio	14.9	14.9
Tier 1 ratio	17.3	17.2
Total capital ratio	20.5	20.1

Total regulatory capital and risk-weighted assets
	At 31 Dec
	2025	2024
	$m	$m
Transitional basis
Common equity tier 1 capital	132,593	124,911
Additional tier 1 capital	20,804	19,216
Tier 2 capital	28,974	28,259
Total regulatory capital	182,371	172,386
Risk-weighted assets	888,647	838,254

End point basis
Common equity tier 1 capital	132,593	124,911
Additional tier 1 capital	20,804	19,216
Tier 2 capital	28,974	24,401
Total regulatory capital	182,371	168,528
Risk-weighted assets	888,647	838,254

Leverage ratio
	At 31 Dec
	2025	2024
	$bn	$bn
Tier 1 capital	153.4	144.1
Total leverage ratio exposure	2,877.1	2,571.1
	%	%
Leverage ratio	5.3	5.6

12 Statutory accounts

The information in this news release does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 ('the Act'). The statutory accounts for the year ended 31 December 2025 will be delivered to the Registrar of Companies in England and Wales in accordance with section 441 of the Act. The auditor has reported on those accounts. Its report was unqualified and did not contain a statement under section 498(2) or (3) of the Act.

13 Dealings in HSBC Holdings plc listed securities

The Group has policies and procedures that, except where permitted by statute and regulation, prohibit specified transactions in respect of its securities listed on The Stock Exchange of Hong Kong Limited. Except for dealings as intermediaries or as trustees by subsidiaries of HSBC Holdings, and purchases by HSBC Holdings under the share buy-backs, neither HSBC Holdings nor any of its subsidiaries has purchased, sold or redeemed any of its securities listed on The Stock Exchange of Hong Kong Limited during the year ended 31 December 2025.

14 Interim dividends for 2026

We maintain our dividend policy of a target payout ratio of 50% earnings per ordinary share ('EPS') for each of 2026, 2027 and 2028, subject to meeting capital requirements. EPS for this purpose will continue to exclude material notable items and related impacts.

For the financial year 2025, dividends were paid in accordance with our dividend policy. We achieved a dividend payout ratio of 50% of EPS, excluding material notable items and related impacts. Material notable items in 2025 primarily related to the income statement impacts associated with actions to exit or wind-down non-strategic businesses. They also include a dilution loss and the recognition of an impairment of our investment in BoCom, a legal provision relating to the Bernard L. Madoff Investment Securities LLC fraud, as well as the impacts of transactions completed in previous periods, including the sale of our retail banking operations in France, the sale of our banking business in Canada and the disposal of our business in Argentina.

The Board has adopted a dividend policy designed to provide sustainable cash dividends, while retaining the flexibility to invest and grow the business in the future, supplemented by additional shareholder distributions, if appropriate.

Dividends are approved in US dollars and, at the election of the shareholder, paid in cash in one of, or in a combination of, US dollars, pounds sterling and Hong Kong dollars.

15 Distributable reserves

The distributable reserves of HSBC Holdings at 31 December 2025 were $46.2bn, a $17.9bn increase since 31 December 2024. This was primarily driven by $22.1bn in profits and other reserves movements generated in 2025, cancellation of $16.6bn standing to the credit share premium and capital redemption reserves pursuant to the Court approval obtained by HSBC Holdings on 24 June 2025, offset by $20.8bn of dividends on ordinary shares, additional tier 1 coupon and share buy-back payments.

16 Earnings releases and interim results

First and third quarter results for 2026 will be released on 5 May 2026 and 27 October 2026, respectively. The interim results for the six months to 30 June 2026 will be issued on 4 August 2026.

17 Corporate governance codes

The Board considers that, during 2025, HSBC fully complied with both the UK and Hong Kong Corporate Governance Codes, with the exception of Provision 24 of the UK Corporate Governance Code in relation to the Group Chairman being a member of the Group Audit Committee.

Under the Hong Kong Corporate Governance Code, the audit committee should be responsible for the oversight of all risk management and internal control systems. The Group Audit Committee's responsibilities cover oversight of the effectiveness of all internal controls. The Group Risk Committee has responsibility for oversight of internal controls relating to risk management and risk management systems and provides input to the Group Audit Committee on these.

HSBC Holdings plc has codified obligations for transactions in Group securities in accordance with the requirements of the UK Market Abuse Regulation and the rules governing the listing of securities on HKEx. The Group has been granted certain waivers by HKEx from strict compliance with the rules that take into account accepted practices in the UK, particularly in respect of employee share plans. During the year, all Directors were reminded of their obligations in respect of transacting in HSBC Group securities. Following specific enquiry all Directors have confirmed that they have complied with their obligations.

The Group Audit Committee has reviewed and provided assurance to support the HSBC Holdings Board's approval and publication of the Annual Report and Accounts 2025.

The Directors of HSBC Holdings plc as at the date of this announcement comprise:

Brendan Robert Nelson*, Georges Bahjat Elhedery, Geraldine Joyce Buckingham†, Wei Sun Christianson†, Rachel Duan†, Dame Carolyn Julie Fairbairn†, James Anthony Forese†, Ann Frances Godbehere†, Steven Craig Guggenheimer†, Manveen (Pam) Kaur, Dr José Antonio Meade Kuribreña†, Kalpana Jaisingh Morparia†, Eileen K Murray† and Swee Lian Teo†.

* Independent non-executive Chairman
† Independent non-executive Director

18 Cautionary statement regarding forward-looking statements

This news release may contain projections, estimates, forecasts, targets, commitments, ambitions, opinions, prospects, results, returns and forward-looking statements with respect to the financial condition, results of operations, capital position, environmental, social and governance ('ESG')- related matters, strategy and business of the Group which can be identified by the use of forward-looking terminology such as 'may', 'will', 'should', 'expect', 'anticipate', 'project', 'estimate', 'seek', 'intend', 'target', 'plan', 'believe', 'potential' or 'reasonably possible', or the negatives thereof or other variations thereon or comparable terminology (together, 'forward-looking statements'), including the strategic priorities and any financial, investment and capital targets and any ESG ambitions, targets and commitments described herein.

Any such forward-looking statements are not a reliable indicator of future performance, as they may involve significant stated or implied assumptions and subjective judgements which may or may not prove to be correct. There can be no assurance that any of the matters set out in forward-looking statements are attainable, will actually occur or will be realised or are complete or accurate. The assumptions and judgements may prove to be incorrect and involve known and unknown risks, uncertainties, contingencies and other important factors, many of which are outside the control of the Group.

Actual achievements, results, performance or other future events or conditions may differ materially from those stated, implied and/or reflected in any forward-looking statements due to a variety of risks, uncertainties and other factors (including, without limitation, those which are referable to general market or economic conditions, regulatory and government policy changes, continued volatility in trade and tariff policies, increased volatility in interest rates and inflation levels and other macroeconomic risks, geopolitical tensions such as the Russia-Ukraine war, further conflict in the Middle East or elsewhere, specific economic developments, such as the uncertain performance of the commercial real estate sector in mainland China and Hong Kong, or the efficacy of the Group's actions in managing and mitigating ESG-related risks, and in progressing towards the Group's ESG ambitions, targets and commitments.

Any such forward-looking statements are based on the beliefs, expectations and opinions of the Group at the date the statements are made, and the Group does not assume, and hereby disclaims, any obligation or duty to update, revise or supplement them if circumstances or management's beliefs, expectations or opinions should change. For these reasons, recipients should not place reliance on, and are cautioned about relying on, any forward-looking statements. No representations or warranties, expressed or implied, are given by or on behalf of the Group as to the achievement or reasonableness of any projections, estimates, forecasts, targets, commitments, ambitions, prospects or returns contained herein.

Additional detailed information concerning important factors, including but not limited to ESG-related factors, that could cause actual results to differ materially from this news release is available in our Annual Report and Accounts for the fiscal year ended 31 December 2025, which we expect to file with the US Securities and Exchange Commission on Form 20-F on or around 26 February 2026.

19 Use of alternative performance measures

This news release contains non-IFRS measures used by management internally that constitute alternative performance measures under European Securities and Markets Authority guidance and non-GAAP financial measures defined in and presented in accordance with US Securities and Exchange Commission rules and regulations ('alternative performance measures'). The primary alternative performance measures we use are presented on a 'constant currency' basis which is computed by adjusting reported results for the effects of foreign currency translation differences, which distort period-on-period comparisons. We consider constant currency performance to provide useful information for investors by aligning internal and external reporting, and reflecting how management assesses period-on-period performance. We separately disclose 'notable items', which are components of our income statement that management would consider as outside the normal course of business and generally non-recurring in nature. Reconciliations between alternative performance measures and the most directly comparable measures under IFRS are provided in our Annual Report and Accounts 2025, which is available at www.hsbc.com.

20 Certain defined terms

Unless the context requires otherwise, 'HSBC Holdings' means HSBC Holdings plc and 'HSBC', the 'Group', 'we', 'us' and 'our' refer to HSBC Holdings together with its subsidiaries. Within this document the Hong Kong Special Administrative Region of the People's Republic of China is referred to as 'Hong Kong'. When used in the terms 'shareholders' equity' and 'total shareholders' equity', 'shareholders' means holders of HSBC Holdings ordinary shares and those preference shares and capital securities issued by HSBC Holdings classified as equity. The abbreviations '$m', '$bn' and '$tn' represent millions, billions (thousands of millions) and trillions of US dollars, respectively.

21 For further information contact:

Media Relations UK - HSBC Group Press Office Telephone: +44 (0)20 7991 8096 Email: pressoffice@hsbc.com Hong Kong - Aman Ullah Telephone: +852 3941 1120 Email: aspmediarelations@hsbc.com.hk	Investor Relations UK - Alastair Ryan Telephone: +44 (0)7468 703 010 Email: investorrelations@hsbc.com Hong Kong - Yafei Tian Telephone: +852 2899 8909 Email: investorrelations@hsbc.com.hk

22 Registered Office and Group Head Office

8 Canada Square
London E14 5HQ
United Kingdom
Web: www.hsbc.com
Incorporated in England and Wales with limited liability. Registration number 617987

Please click on the following link to view the associated data pack:

http://www.rns-pdf.londonstockexchange.com/rns/3236U_1-2026-2-25.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Angela McEntee
Title: Group Company Secretary

Date: 25 February 2026
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